Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AllerGenis, Inc.
10 East 40th Street, Suite 3210
New York, NY 10016
https://www.allergenis.com/

Up to $1,235,000.00 in Non-Voting Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: AllerGenis, Inc.
Address: 10 East 40th Street, Suite 3210, New York, NY 10016
State of Incorporation: DE
Date Incorporated: September 11, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Non-Voting Common Stock
Offering Maximum: $1,235,000.00 | 247,000 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

*The Offering Maximum Non-Voting Common Stock subject to adjustment for bonus shares. See "Investment Incentives and Bonuses."

Voting Rights of Securities Sold in this Offering

Pursuant to the Subscription Agreement, investors agree to appoint the CEO, or his or her successor, as the investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with the Subscription Agreement and on behalf of the investor, (i) vote all Securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument at its own discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the investor are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the investor is an individual, will survive the death, incompetency and disability of the investor and, so long as the investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the Securities. Such proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the investor (including any transferee of any Securities held by investor); any transferee receiving the investor's Securities (or any portion thereof) shall agree to be bound by the proxy as set forth in the Subscription Agreement. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of common stock or the effectiveness of a registration statement under the Securities Exchange Act covering the common stock.

Investment Incentives and Bonuses[1]

<u>Time-Based:</u>

Friends and Family

Invest within 72 hours and receive 10% bonus shares and a Food Allergy Care Kit.

Early Bird Bonus

Invest within two weeks and receive 5% bonus shares.

Comb/Avid Investor

Invest $10,000+ within the first 48 hours and receive 20% bonus shares.

<u>Amount-Based:</u>

Tier 1 | Premier

Invest $1,000+ and receive a Food Allergy Care Kit.

Tier 2 | Silver

Invest $2,000+ and receive a Rebate Coupon* and a Food Allergy Care Kit.

Tier 3 | Gold

Invest $10,000+ and receive a Rebate Coupon, a Food Allergy Care Kit, 30-minute Zoom with CEO, Scientific & Medical Advisory Webinar, and 5% bonus shares.

Tier 4 | Diamond

Invest $25,000+ and receive a Rebate Coupon, Allergy Care Kit, 30-minute Zoom with CEO, Scientific & Medical Advisory Webinar, and 10% bonus shares.

Tier 5 | Platinum

Invest $100,000 + and receive a Rebate Coupon, a Food Allergy Care Kit, 30-minute Zoom with CEO, Advisory Webinar, and 15% bonus shares.

**Rebate Coupon valid for one Allergenis commercially available test (one food allergen) for one year from issue date and is fully transferable. Individual utilizing coupon must be eligible for testing.*

The Allergy Care Kit is valued at approximately $60. Components may include but not guaranteed: water bottle, snack safe stickers, sample allergy guide, restaurant cards, red sneakers for Oakley keychain, food allergy book, and others.

30 Minute Zoom includes a 1:1 session with Allergenis CEO, Jim Garner.

The Scientific & Medical Advisory Webinar includes a 60-minute session with a member of our medical and/or development team.

[1] *In order to receive incentives and bonuses from an investment, you must submit a single investment in the same offering that meets the minimum incentive or bonus requirement. Bonus shares from perks will not be granted if you submit multiple investments that, when combined, meet the incentive or bonus requirement. All incentives and bonuses will occur when the Offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

AllerGenis will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $5.00/ share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $5. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the aforementioned bonus.

The Company and its Business

Company Overview

AllerGenis provides the next generation of food allergy testing using cutting-edge systems biology and data analytics to accurately determine allergic status and assess tolerance levels for a more informed quality of life when living with a diagnosis of food allergy.

The food allergy epidemic affects 32 million Americans, including one in 13 children, and continues to present potential life-threatening reactions to this entire population. Sadly, it has generated substantial mental, emotional and financial burdens on individuals, parents and caregivers.

While tolerance levels and subsequent reactions vary among individuals, existing food allergy testing does not identify these ranges. We believe current blood-test options in the marketplace produce ambiguous and inaccurate results which lack a full spectrum view of an individual's allergy. The most commonly administered blood tests have as high as a 60% false-positive rate, while the gold standard tool, an oral food challenge (OFC) is costly, time-consuming, and frequently anxiety-inducing due to the risk of clinical reaction.

AllerGenis was originally formed as an LLC in 2017 and converted to a C-Corp in 2023.

Sources:

https://www.openaccessgovernment.org/food-allergies/125160/

https://my.clevelandclinic.org/health/treatments/22345-allergy-blood-test

https://www.foodallergy.org/resources/what-food-allergy

https://www.foodallergy.org/resources/blood-tests

Competitors and Industry

AllerGenis is what we believe to be one of the first to the food allergy market offering precision molecular diagnostics with a machine-learning, AI enabled approach to predictive analytics. Additionally, Allergenis is what we believe to be one of the first food allergy tests which can be initiated by a caregiver and/or individual via a partner telemedicine channel, all while receiving the necessary and medical support from an allergist with expertise in managing food allergy.

The gold standard for a food allergy diagnosis is an oral food challenge. However, the oral food challenge is anxiety-inducing, time-and resource-intensive, not widely available in clinical practice, and a potentially risky procedure. More commonly, diagnosis is determined using a combination of patient history, skin prick tests (SPT), and allergen-specific IgE (sIgE) and allergen component-specific testing. However, the diagnostic performance of these tools has fallen short both in terms of accuracy and level of evidence. There are several national clinical reference laboratories, LabCorp, Quest, BioReference, marketing these inferior blood tests manufactured by PHADIA/Thermo Fisher, the market leader of those products, along with Siemens, and Hitachi. No Laboratory or Diagnostic manufacturer has a test that directly competes with the level of specificity as Allergenis. Not only is the blood-based AllerGenis Peanut test substantially more accurate, but the false positive rate (FPR) is more than two-to-nine fold lower than all other diagnostic tests. Most important, the Allergenis Peanut Diagnostic test has 93% concordance with an oral food challenge and provides Reactivity Thresholds without the anxiety and associated wait-time of an Oral Food Challenge.

Current Stage and Roadmap

AllerGenis commercially launched the first of its food allergen tests in 2022, the Peanut Diagnostic and secondly, the Threshold Test. The assay is a Laboratory Developed Test (LDT), and performed in AllerGenis' clinical reference laboratory which operates within the Federal regulations under Health and Human Services (HHS) and the Center for Medicare and Medicaid Services (CMS) under CLIA 1988. AllerGenis adheres to Federal and State regulatory and licensing requirements in operating a clinical laboratory and offering testing. The Clinical Laboratory Improvement Amendments (CLIA) program regulates laboratories that perform testing on patient specimens in order to ensure accurate and reliable test results. The FDA

regulates manufacturers and devices under the Federal Food, Drug, and Cosmetic Act (FFDCA) to ensure that devices, including those intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, are reasonably safe and effective. The FDA does not exercise jurisdiction over clinical reference laboratory testing or laboratory developed tests. The FDA defines a Laboratory Developed Test (LDT) as an in vitro diagnostic test that is manufactured by and used within a single laboratory (i.e. a laboratory with a single CLIA certificate). When a laboratory develops a test system such as an LDT in-house without receiving FDA clearance or approval, CLIA prohibits the release of any test results prior to the laboratory establishing certain performance characteristics relating to analytical validity for the use of that test system in the laboratory's own environment, see 42 CFR 493.1253(b)(2) (establishment of performance specifications). This analytical validation is limited, however, to the specific conditions, staff, equipment, and patient population of the particular laboratory, so the findings of these laboratory-specific analytical validation are not meaningful outside of the laboratory that did the analysis.

The development time for a LDT is highly dependent on the complexity of the assay, the skill and expertise of the staff, and resources available. Once the Allergenis laboratory was completed, equipment obtained and staff hired, the Peanut Diagnostic assay took just over two years for complete validation. The second test, the Reactivity Threshold assay, took just over one year. We are finalizing the validation of a milk assay which will take just over one year. The costs of developing and validating assays decrease each time. The first assay cost exceeded $3 million, which covered the costs of obtaining and analyzing patient samples, parsing the resultant data, including applying machine learning to optimize the assays, while the milk assay will cost less than $1 million to complete.

Testing utilizing the AllerGenis Peanut Diagnostic is currently available in 49 states and the District of Columbia (pending New York State unique regulatory requirements). The commercial activation of the Peanut Diagnostic included a strategic roll out of public relations, marketing and social media campaigns, as well as an active customer support and insurance reimbursement team. An additional attribute of the Peanut assay known as a Severity Marker is in the final stages of development and slated to launch in the fourth quarter of 2023.

AllerGenis continues to fast-track additional food allergen testing. To date, a Milk diagnostic is in clinical validation. An Egg diagnostic assay is in development, closely followed by Wheat, and several Tree nuts are in discovery. Validation and product development of each diagnostic assay requires the necessary resources to support ongoing operations, analytics, and marketing to translate the innovations into proven commercially available healthcare tools.

AllerGenis holds an extensive Intellectual Property portfolio; licensed from Mount Sinai and independent discoveries. (Data on file) AllerGenis has the exclusive, world-wide commercial license from Mount Sinai, which is in effect for 12 years from the first commercial sale (2020) in force through 2032. As a result, no other diagnostic

company or laboratory can utilize the technology until our license expires.

The Team

Officers and Directors

Name: James (Jim) A. Garner

James (Jim) A. Garner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and CEO
  Dates of Service: August, 2017 - Present
  Responsibilities: Communicating vision, mission, and core values of the Company to the staff, customers, suppliers, clients and other stakeholders. Ensuring that staff and Board of Directors members have sufficient and up-to-date information. Raising capital required to fuel the enterprise - Responsible for attracting investors providing ~$19 million in initial and supplemental financing. - Currently orchestrating Reg CF Financing. Formulating and implementing strategies, policies, and planning. Overseeing the operations of the business, including the development of annual implementation plans, and management of financial and physical resources. Currently takes a salary of $350,000 per year. Expected to receive stock options representing 4.32% of the company's fully diluted capitalization prior to the Regulation CF offering.

- **Position:** Board Director
  Dates of Service: August, 2017 - Present
  Responsibilities: Communicating vision, mission, and core values of the Company to the staff, customers, suppliers, clients and other stakeholders. Ensuring that staff and Board of Directors members have sufficient and up-to-date information.

Name: Albert A. Luderer, Ph.D.

Albert A. Luderer, Ph.D.'s current primary role is with Indi Molecular. Albert A. Luderer, Ph.D. currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board
  Dates of Service: September, 2021 - Present
  Responsibilities: Non-executive chairman of the board. Responsibilities include managing the board, facilitating director communication, facilitating board communication to the CEO and CEO coaching/evaluation. Serve on the audit/finance and compensation subcommittees. Currently takes a salary of $37,000 per year. Expected to receive stock options representing 0.79% of the

company’s fully diluted capitalization prior to the Regulation CF offering.

Other business experience in the past three years:

- **Employer:** Indi Molecular
  Title: CEO
  Dates of Service: July, 2017 - Present
  Responsibilities: Responsible for all company functions, establishing and executing the company’s strategic plan and management of the board of directors.

Other business experience in the past three years:

- **Employer:** Indi Molecular
  Title: Committee Member
  Dates of Service: October, 2011 - Present
  Responsibilities: Chairman of the Nominating & Corporate Governance Committee, member of Audit & Finance and Science & Technology committees

Name: Vijay Aggarwal, Ph.D.

Vijay Aggarwal, Ph.D.'s current primary role is with New York Angels. Vijay Aggarwal, Ph.D. currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: November, 2017 - Present
  Responsibilities: Member of the board of directors and serves on the audit/finance and compensation subcommittees Salary & Equity Compensation: Currently takes a salary of $15,000 per year. Expected to receive stock options representing 0.53% of the company’s fully diluted capitalization prior to the Regulation CF offering.

Other business experience in the past three years:

- **Employer:** New York Angels
  Title: Director
  Dates of Service: May, 2016 - Present
  Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

- **Employer:** Interpace Biosciences

Title: Director
Dates of Service: January, 2022 - Present
Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

- **Employer:** Moleculera
  Title: Director
  Dates of Service: April, 2017 - Present
  Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

- **Employer:** Slone Partners
  Title: Advisor
  Dates of Service: April, 2014 - Present
  Responsibilities: Member of the Board of Advisors

Other business experience in the past three years:

- **Employer:** Accugenomics
  Title: Director
  Dates of Service: January, 2012 - Present
  Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

- **Employer:** Orbis Diagnostics
  Title: Director
  Dates of Service: May, 2012 - November, 2022
  Responsibilities: Chairman of the Board of Directors

Name: David A. Esposito

David A. Esposito's current primary role is with ONL Therapeutics, Inc. David A. Esposito currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: December, 2017 - Present
  Responsibilities: I am on the board of directors of the company. I support corporate oversight, fundraising, and member of the compensation and audit/finance subcommittees. Salary & Equity Compensation: Currently takes a

salary of $12,000 per year. Expected to receive stock options representing 0.43% of the company's fully diluted capitalization prior to the Regulation CF offering.

Other business experience in the past three years:

- **Employer:** ONL Therapeutics, Inc
  Title: CEO
  Dates of Service: June, 2019 - Present
  Responsibilities: Lead company development and fundraising

Other business experience in the past three years:

- **Employer:** EMA Partners
  Title: Director
  Dates of Service: April, 2018 - June, 2019
  Responsibilities: Outreach for investment banking services

Name: Russ S. Fein

Russ S. Fein's current primary role is with Corporate Fuel. Russ S. Fein currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO, Secretary, Treasurer, and board member
  Dates of Service: October, 2017 - Present
  Responsibilities: Acting CFO, helping with financial reporting, annual audits and tax filings. Salary & Equity Compensation: None, however Fein is a principal with Corporate Fuel which earns a $20,000/quarter management fee and holds Voting Common Stock representing 42.18% of the company's fully diluted capitalization prior to the Regulation CF offering. As noted above, Fein is a principal with Corporate Fuel which founded and funded the company. He and his colleague John Simons represent Corporate Fuel on the AllerGenis board.

Other business experience in the past three years:

- **Employer:** Corporate Fuel
  Title: Managing Director
  Dates of Service: June, 2005 - Present
  Responsibilities: Oversee principal investment activities

Other business experience in the past three years:

- **Employer:** Code Biotherapeutics

Title: Board Member
Dates of Service: March, 2021 - Present
Responsibilities: Active board member and Chairman of the Audit Committee

Other business experience in the past three years:

- **Employer:** WatchWire
  Title: Board Member and Acting CFO
  Dates of Service: July, 2017 - Present
  Responsibilities: Represent Corporate Fuel on board and acting CFO, overseeing preparation of financial reports and tax filings.

Other business experience in the past three years:

- **Employer:** Genisphere
  Title: Board Member
  Dates of Service: September, 2009 - Present
  Responsibilities: Represent Corporate Fuel on board

Name: Hugh A. Sampson, M.D.

Hugh A. Sampson, M.D.'s current primary role is with Icahn School of Medicine at Mount Sinai; New York. Hugh A. Sampson, M.D. currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: November, 2017 - Present
  Responsibilities: serve as an active advocate and ambassador for the organization and fully engage in identifying and securing partnerships necessary for the organization to advance its mission Salary & Equity Compensation: Salary - $0; Expected to receive stock options representing 0.43% of the company's fully diluted capitalization prior to the Regulation CF offering.

Other business experience in the past three years:

- **Employer:** Icahn School of Medicine at Mount Sinai; New York
  Title: Kurt Hirschhorn Professor of Pediatrics and Director Emeritus of the Jaffe Food Allergy Institute
  Dates of Service: August, 1997 - Present
  Responsibilities: Faculty

Name: John C. Simons

John C. Simons's current primary role is with Corporate Fuel Advisors. John C. Simons currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: November, 2017 - Present
  Responsibilities: I am a Board Member and Founder of Allergenis. Salary & Equity Compensation: None

Other business experience in the past three years:

- **Employer:** Corporate Fuel Advisors
  Title: Managing Partner
  Dates of Service: January, 2005 - Present
  Responsibilities: Advising Business Owners and Executives on Business Growth and then Realizing the Full Value of their Business

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them and a voting proxy. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

An investment in the Company (also referred to as "we", "us", "our", or "AllerGenis") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment.
Furthermore, the purchase of any of the Company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the

Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Risks Related to the Company's Business and Industry. We are an early stage company and have not yet generated, and may never generate, any profits.

AllerGenis was founded in 2017 and we have limited operating history upon which you can evaluate our performance. Accordingly, our prospects must be considered in light of the risks that any new company encounters. We are still in an early phase of development and we are constantly evolving our business model and just beginning to implement our commercial plan. Accordingly, our operating history may not be indicative of future prospects. Since inception, we have not consistently generated sufficient revenues to cover operational expenses and there is no assurance that we will be able to do so in the future. We have never generated an operating profit, and there can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. We may not be successful in attaining the objectives necessary to overcome these risks and uncertainties.

Our business projections are only projections.

There can be no assurance that we will meet our projections, which are likely to change. We expect to introduce new products and refine existing products, the plans and timeline for which is likely to change. There can be no assurance that the Company will be able to find sufficient demand for our products, that people think they are better options than a competing product, or that we will be able to provide our products and services at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company, and the Company did not obtain a third-party valuation in connection with this offering. You will be relying solely on the judgment of the Company's management and its board of directors, and the Company may not have properly valued its business. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you risk overpaying for your investment.

Our substantial level of indebtedness could adversely affect our business, financial condition and ability to fulfill our obligations.

We have a substantial amount of indebtedness, which requires significant interest payment. There can be no assurance that we will secure financing for working capital, increase revenues and achieve the desired result of net income and positive cash flow from operations in future years. If we are unable to generate sufficient cash flow in the future to service our debt, we may be required to refinance all or a portion of our existing debt or to obtain additional financing. There can be no assurance that any

refinancings will be possible or that any additional financing could be obtained on terms acceptable to us. The inability to obtain additional financing could have a material adverse effect on our business, financial results and operations.

Developing new products and technologies entails significant risks and uncertainties.
We are currently in the initial commercial and production stage and have only recently begun to generate revenue. Delays or cost overruns in the development of additional food allergy tests and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could have a material adverse effect on our business, financial results and operations.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize similar products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or earlier stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

We operate in a highly regulated environment, and if we are found to be in non-compliance or violation of any of the federal, state or local laws or regulations applicable to us, our business, financial results and operations could be adversely impacted.
We and our allergy tests are subject to local, state and federal regulations. Compliance with these laws involves numerous challenges, burdens and risks. New laws and regulations, or changes to existing laws and regulations or interpretations thereof, may impose new and significant disclosure, design, operational, marketing and other compliance-related obligations and requirements, which may lead to additional costs, delays, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. The violation of these or future requirements or laws and regulations could result in administrative, civil or criminal sanctions against us, which may include fines, a cease and desist order against our operations or even revocation or suspension of our operations. As a result, we may incur capital and operating expenditures and other costs that can have a material adverse impact on our business and financial results and operations.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property

rights that are important to our business.

We are a party to an exclusive license agreement with Mount Sinai which allows us to exclusively utilize their technology until our license expires. We may also need to obtain additional licenses from others to advance our research and development activities or allow the commercialization of our current product candidates and future product candidate we may identify and pursue. There can be no assurance that we can obtain future licenses on acceptable terms or that existing licenses will be renewed by the counterparties. Our license agreement may impose, and we may expect that future license agreements could impose various requirements on us, such as obligations related to payments, development, diligence and commercialization, among others. In spite of our efforts, our licensor might conclude that we have materially breached our obligations under such license agreement(s) and might therefore terminate such license agreement(s), thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements and potentially allowing access to such intellectual property to our competitors. If these in-licenses are terminated, or if the underlying intellectual property rights that we have licensed fail to provide the intended exclusivity, competitors or other third parties may be able to seek regulatory approval of, and to market, products identical to ours and we may be required to cease our development and commercialization of our current product candidates or other product candidates that we may identify. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. The Company owns and licenses patents and pending patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio, however, intellectual property is a complex field of law in which few things are certain and there can be no assurance that such intellectual property will be sufficient to provide us a competitive advantage or allow us to successfully commercialize products. Competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations, but doing so can be extremely costly and distracting to management, and there can be no assurance that we will be successful. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our patents, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses.

The cost of enforcing our patents, trademarks and copyrights could prevent us from enforcing them.

Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) because of the cost of enforcement, our business results and your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could have a material adverse effect on our business, financial results and operations..

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. There is intense competition among employers for the services of certain key employees, including in design, engineering and sales. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time, and as a result could have a material adverse effect on our business, financial results and operations.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell product is dependent on outside government regulation such as the U.S. Food and Drug Administration (the "FDA"), Federal Trade Commission and other relevant government laws and regulations. The laws and regulations concerning the selling of our products may be subject to change and if that occurs then the selling of our products may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

If the FDA were to begin actively regulating our tests, we could incur substantial costs and delays associated with trying to obtain premarket clearance or approval and incur costs associated with complying with post-market controls.

The test that we currently offer is a laboratory-development test (an "LDT"). The FDA generally considers an LDT to be a test that is developed, validated and performed

within a single laboratory. If the FDA were to conclude that our test is not an LDT, we would be subject to extensive regulation as a medical device, and we could incur substantial costs and delays associated with trying to obtain clearance and meet regulatory demands which could adversely affect our business, financial results and operations.

Significant challenges or delays in our innovation and development of new products and technologies could adversely affect our business, financial results and operations.
Significant challenges or delays in our innovation and development of new products and technologies could adversely affect our business, results of operations or financial condition. We cannot predict with certainty when or whether we will be able to develop products and technologies, or otherwise license or acquire new products and technologies, and whether they will be commercially successful. Our ability to remain competitive within the categories in which we currently operate, enter new categories and expand into adjacent categories, channels of distribution or geographic markets depends on many factors, including whether we can successfully: Identify, develop and fund research and development; Establish, maintain, protect and enforce necessary intellectual property protection (including patents) and avoid infringing on, misappropriating or otherwise violating the intellectual property rights of others; Obtain and maintain approvals and registrations of regulated products, including from the FDA and other regulatory bodies in the United States around the world; Anticipate and quickly respond to the needs and preferences of consumers, customers and third-party partners; and Differentiate our products from competing products by delivering efficient marketing and sales. We have historically been able to lower the cost of developing new allergy tests compared to our prior tests, however this trend may not continue and future test development may be more costly, slower or impossible. Any failure to develop and launch successful new products or to adopt to challenges to packaging and supply chain to meet these preferences could hinder the growth of our business, and any delay in the development or launch of a new product could compromise our competitive position and otherwise adversely affect our business, financial results and operations.

If our products do not receive adequate coverage and reimbursement from third-party payors, our ability to expand access to our allergy tests beyond the initial sales channels will be limited and our overall commercial success will be limited.
We currently do not have broad-based coverage and reimbursement for the Company’s products. However, our strategy is to expand access to our tests by pursuing coverage and reimbursement by third-party payors, including government payors. Coverage and reimbursement by third-party payors, including managed care organizations, private health insurances, and governmental healthcare programs, such as Medicare and Medicaid in the United States, for the types of diagnostic tests we perform can be limited and uncertain. Healthcare providers may not order our products unless third-party payors cover and provide adequate reimbursement for a substantial portion of the price of the products. Such providers may negotiate rates that are not profitable for us. If we are unable to obtain adequate coverage and an acceptable level of reimbursement for our products from third-party payors, there could be a greater co-insurance or co-payment obligation for any individual for whom

a test is ordered. The individual may be forced to pay the entire cost of a test out-of-pocket, which could result in delay in or decreased likelihood of collection of payment.

We rely on third parties to provide services essential to the success of our business.
We currently rely and expect to increasingly rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, sales, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The ability of suppliers to deliver parts, components and manufacturing equipment to our manufacturing facilities, and our ability to manufacture without disruption or defect, could affect our global business performance.
We source components and materials to manufacture our products and the products themselves from a limited number of suppliers, resulting in our product supply being subject to such suppliers' lead times, volume constraints, manufacturing abilities and increasing costs. We have experienced, and may continue to experience, extended lead times and product unavailability due to factory disruptions or closures as well as delays and unanticipated costs associated with the supply of our products, including expedited fees and air freight charges to mitigate delays in product supply. We may experience increased competition for and disruptions in logistics and transportation services due to transportation backlogs and labor shortages, which could result in longer lead times, increased prices, and surcharges and increased investments in critical components and higher overall costs to manage our supply chain logistics. Extended lead times and shortages could impair our ability to meet our customers' requirements, require us to pay higher prices or incur expedite fees, which would harm our business and negatively impact our gross margin and results of operations. Further, our suppliers may be required to obtain and maintain their own regulatory approvals and compliance, the failure to do so could adversely impact or prevent their provision of products and services to us. In addition, defects in the parts and products that we do receive could also expose us to legal liability, recalls, warranty claims or impact our brand. Any of these events would adversely affect our business, financial results and operations. If our suppliers become unwilling or unable to supply us with components meeting our requirements, it might be difficult to establish additional or replacement suppliers in a timely manner, or at all. This would cause our product sales to be disrupted and our revenue and operating results to suffer. Replacement or alternative sources might not be readily obtainable due to regulatory requirements and other factors applicable to our manufacturing operations. Incorporation of components from a new supplier into our products may require a new or supplemental filing with applicable regulatory authorities and clearance or approval of the filing before we could resume product sales. This process may take a substantial period of time, and we may not be able to obtain the necessary regulatory clearance or approval.

This could create supply disruptions that would harm our product sales and operating results.

If we deliver products with defects, we may incur costs to repair and, possibly, recall that product and market acceptance of our products may decrease or we could be subject to additional liability.

The manufacturing and marketing of our products involve an inherent risk of our delivering a defective product or products that do not otherwise perform as we expect. We may incur substantial expense to repair any such products and may determine to recall such a product, even if not required to do so under applicable regulations. Any such recall would be time consuming and expensive, diverting management's attention and resources. Product defects or recalls may adversely affect our customers' acceptance of the recalled and other of our products. In addition, the sale and use of our products could lead to the filing of a product liability claim by someone claiming to have been injured using one of our products or claiming that one of our products failed to perform properly. A product liability claim could result in criminal liability and/or substantial damages and be costly and time consuming to defend, either of which could materially harm our business reputation or financial condition. We may not have sufficient insurance coverage to protect our assets from financial impact, And any claims brought against us could increase insurance rates, or prevent us from securing coverage altogether.

Attacks on our information technology systems could damage our reputation, negatively impact our business and expose us to litigation risk.

We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking and other online activities to connect with our employees and our customers. We rely heavily on various proprietary and third-party information systems. Our reputation for the secure handling of customer and other sensitive information is critical to the success of our business. We are potentially subject to cyber-attacks, including state-sponsored cyber-attacks, industrial espionage, insider threats, computer denial-of-service attacks, computer viruses, ransomware and other malware, wire fraud and other cyber incidents. Our incident response efforts, business continuity procedures and disaster recovery planning may not be entirely effective as our information technology and network infrastructure may still be vulnerable to attacks by hackers or breaches due to employee error, malfeasance, computer viruses, power outages, natural disasters, acts of terrorism, breaches with respect to third-party systems and other disruptions. A cybersecurity incident and breach of our information systems could lead to theft, destruction, misappropriation or release of sensitive and/or confidential information or intellectual property, which could result in business disruption, negative publicity, violation of privacy laws, loss of customers, brand damage, adverse financial and operational results, and potential litigation.

Risks Related to the Offering The transferability of the Securities you are buying is limited.

Any Company securities purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the securities that you purchase cannot

be resold for a period of one year. Exceptions to transferability may include transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

The Company may never undergo a liquidity event and your investment could be illiquid for a long time or indefinitely.
The Company may never undergo a liquidity event, such as a sale of the Company or an initial public offering, and you should be prepared to hold this investment for several years or indefinitely. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by a strategic investor or a company in a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed.
The Company is offering Non-Voting Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company expects to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We may need to access credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. A series of preferred

stock could be issued from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of any series of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion to Use of Proceeds.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Forward-Looking Information.
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from Company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

There are no voting rights attached to the securities you are purchasing.
The Non-Voting Common Stock that you are purchasing has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are also purchasing securities as a minority holder, and therefore, you are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

The amount of capital the Company is attempting to raise in this offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all.

If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected.
Our growth projections are based on an assumption that with an increased sales and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Community Fuel Investment Partners IV, L.P. (John Simons owns 50% of the ordinary interest in Corporate Fuel Partners, GP and Charles Lachman owns the other 50%)	3,074,838	Voting Common Stock	38.4355%
Genisphere, LLC (Corporate Fuel Partners, GP controls 70% of the fully diluted interest)	1,836,294	Voting Common Stock	22.9537%

The Company's Securities

The Company has authorized Voting Common Stock, Non-Voting Common Stock , Undesignated Preferred Stock, First Tranche Convertible Notes, and Second Tranche Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 247,000 of Non-Voting Common Stock .

Voting Common Stock

The amount of security authorized is 13,000,000 with a total of 8,000,001 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Common Stock holds exclusive voting rights with respect to the election of directors and matters submitted for stockholder approval, except as otherwise set forth in the company's Certificate of Incorporation.

Amount Outstanding.

Please note the total amount outstanding is on a fully-diluted basis and includes the following:

Issued Shares. 6,270,879 issued and outstanding Voting Common Stock Shares.

Stock Option and Grant Plan. AllerGenis, Inc. has reserved 1,600,000 shares of its

authorized Voting Common Stock to be issued pursuant to its 2023 Stock Option and Grant Plan.

Warrants. AllerGenis, Inc. has reserved 129,122 of shares of its authorized Voting Common Stock to be issued upon the exercise of outstanding warrants.

i. Exercise Price: $4.82 per share

ii. Type of Security: The warrants are exercisable into shares of Voting Common Stock

iii. Expiration Date: December 31, 2025

Non-Voting Common Stock

The amount of security authorized is 16,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock .

Material Rights

Non-Voting Common Stock does not hold any voting rights however subscribers in this offering will agree to a voting proxy, please see the details below.

Pursuant to the Subscription Agreement, investors agree to appoint the CEO, or his or her successor, as the investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with the Subscription Agreement and on behalf of the investor, (i) vote all Securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument at its own discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the investor are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the investor is an individual, will survive the death, incompetency and disability of the investor and, so long as the investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the Securities. Such proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the investor (including any transferee of any Securities held by investor); any transferee receiving the investor's Securities (or any portion thereof) shall agree to be bound by the proxy as set forth in the Subscription Agreement. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of common stock or the effectiveness of a registration statement under the Securities Exchange Act covering the common stock.

Undesignated Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Undesignated Preferred Stock.

Material Rights

There are no material rights associated with Undesignated Preferred Stock.

First Tranche Convertible Notes

The security will convert into Equity securities (as defined in the note) and the terms of the First Tranche Convertible Notes are outlined below:

Amount outstanding: $1,225,000.00
Maturity Date: March 31, 2025
Interest Rate: 8.0%
Discount Rate: 80.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Please review the material rights section below for further details.

Material Rights

Valuation Cap. *Please note the valuation cap ranges from $20,000,000 to $25,000,000.*

The First Tranche Convertible Notes will automatically into equity securities of the Company in the next equity financing resulting in gross proceeds to the Company of at least $8,000,000 ("Qualified Financing"). The notes will convert into a number of shares at a price equal to the lesser of (i) the Discount Price and (ii) the price obtained by dividing the Valuation Cap by the Company's fully diluted capitalization immediately prior to the closing of the Qualified Financing. "Valuation Cap" means $20,000,000 - $25,000,000, as applicable based on the terms of each convertible note. "Discount Price" means 80% of the share price paid by new investors in the Qualified Financing. The First Tranche Convertible Notes may also be voluntarily converted into shares of Voting Common Stock of the Company prior to and following the Maturity Date at a price equal to a conversion ratio set forth in each First Tranche Note (as may be amended from time to time).

AllerGenis must repay the entire principal amount of all First Tranche Notes, plus all accrued and unpaid interest, on March 31, 2025, unless earlier prepaid or converted in accordance with the terms of the First Tranche Notes.

Second Tranche Convertible Note

The security will convert into Equity securities (as defined in the note) and the terms of the Second Tranche Convertible Note are outlined below:

Amount outstanding: $748,000.00
Maturity Date: March 31, 2025
Interest Rate: 8.0%
Discount Rate: 85.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: Please review the material rights section below for further details.

Material Rights

Valuation Cap. *Please note the valuation cap ranges from $25,000,000 to $35,000,000.*

The Second Tranche Convertible Notes will automatically into equity securities of the Company in the next equity financing resulting in gross proceeds to the Company of at least $25,000,000 ("Qualified Financing"). The notes will convert into a number of shares at a price equal to the lesser of (i) the Discount Price and (ii) the price obtained by dividing the Valuation Cap by the Company's fully diluted capitalization immediately prior to the closing of the Qualified Financing. "Valuation Cap" means $25,000,000 - $35,000,000, as applicable based on the terms of each convertible note. "Discount Price" means 85% of the share price paid by new investors in the Qualified Financing. The Second Tranche Convertible Notes may also be voluntarily converted into shares of Voting Common Stock of the Company prior to and following the Maturity Date at a price equal to a conversion ratio set forth in each Second Tranche Note (as may be amended from time to time).

AllerGenis must repay the entire principal amount of all Second Tranche Notes, plus all accrued and unpaid interest, on March 31, 2025, unless earlier prepaid or converted in accordance with the terms of the Second Tranche Notes.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a Company could be diluted due to the Company issuing additional shares or other securities. In other words, when the Company issues more shares or other securities, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain

instruments (e.g. convertible securities, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Units (converted to Voting Common Stock of the Corporation; excludes Preferred Units issued upon conversion of Convertible Notes and exercise of Warrants)
  Type of security sold: Equity
  Final amount sold: $8,193,013.40
  Number of Securities Sold: 8,580
  Use of proceeds: Clinical Operations, Product Development, and G&A. Date: August 2020 – July 2022
  Date: July 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Profits Interest Units
  Final amount sold: $0.00
  Use of proceeds: n/a Number of Securities Issued: 3,400. Date: November 2017 – April 2023
  Date: April 01, 2023
  Offering exemption relied upon: Section 4(a)(2) and/or Rule 701

- **Type of security sold:** Convertible Note
  Final amount sold: $2,942,000.00
  Use of proceeds: Clinical Operations, Product Development, and G&A. Date:

September 2020 – August 2021
Date: August 01, 2021
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
Final amount sold: $1,472,500.00
Use of proceeds: Clinical Operations, Product Development, and G&A. Date: September 2022 – April 2023
Date: April 01, 2023
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Warrant to Purchase Preferred Units
Final amount sold: $168,000.00
Use of proceeds: $168,000 upon exercise of warrants into Preferred Units. Clinical Operations, Product Development, and G&A. Date: January 2022 – March 2023
Date: March 01, 2023
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $269,597 compared to $74,140 in fiscal year 2022. In 2021, there was a greater amount of partnership revenue than in 2022. While this was less in 2022, the company anticipates that this will increase in 2023, with existing agreements in place.

Cost of sales

Cost of Sales for fiscal year 2021 was $0 compared to $0 in fiscal year 2022.

Gross margins

Gross margins for fiscal year 2021 were $269,597 compared to $74,140 in fiscal year 2022, same as revenue.

Expenses

Expenses for fiscal year 2021 were $3,519,115 compared to $4,763,509 in fiscal year 2022. Increase in expenses due to increase in sales and marketing spend, increase in professional fees and business development spend, and an increase in research & development spend.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company anticipates revenues to increase significantly and with a significant amount of current costs being fixed, margin will increase as well as cash flow . Past cash was primarily generated through equity investments. Now that we have products in market, the Company plans to expand its sales and marketing reach, expand its product portfolio and grow its partnering activities. In the near term this will increase costs and lead to negative cash flow, but as revenues build the company expects to generate positive cash-flow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2023, the Company has capital resources available in the form of $323,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support continued clinical operations, research & development and advancement of partnering activities.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 79% will be made up of funds

raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 month. This is based on a current monthly burn rate of $350,000 or expenses related to sales & marketing $90,000, clinical operations $105,000, general & administrative $85,000, research & development $70,000.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 4.5 months. This is based on a current monthly burn rate of $350,000 for expenses related to sales & marketing $90,000, clinical operations $105,000, general & administrative $85,000, research & development $70,000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is in the process of completing an audit of its financial statements and once completed, plans to amend this Form C to increase the maximum offering amount to $5m. At that amount the Company will be able to operate for at minimum 12 months.

Indebtedness

- **Creditor:** First Tranche Convertible Note Investors
  Amount Owed: $1,225,000.00
  Interest Rate: 8.0%
  Maturity Date: March 31, 2025
  The First Tranche Convertible Notes will automatically convert into equity securities of the Company in the next equity financing resulting in gross proceeds to the Company of at least $8,000,000 ("Qualified Financing"). The notes will convert into a number of shares at a price equal to the lesser of (i) the Discount Price and (ii) the price obtained by dividing the Valuation Cap by the Company's fully diluted capitalization immediately prior to the closing of the Qualified Financing. "Valuation Cap" means $20,000,000 - $25,000,000, as applicable based on the terms of each convertible note. "Discount Price" means 80% of the share price paid by new investors in the Qualified Financing. The First Tranche Convertible Notes may also be voluntarily converted into shares of

Voting Common Stock of the Company prior to and following the Maturity Date at a price equal to a conversion ratio set forth in each First Tranche Note (as may be amended from time to time). AllerGenis must repay the entire principal amount of all First Tranche Notes, plus all accrued and unpaid interest, on March 31, 2025, unless earlier prepaid or converted in accordance with the terms of the First Tranche Notes.

- **Creditor:** Second Tranche Convertible Note Investors
  Amount Owed: $748,000.00
  Interest Rate: 8.0%
  Maturity Date: March 31, 2025
  The Second Tranche Convertible Notes will automatically convert into equity securities of the Company in the next equity financing resulting in gross proceeds to the Company of at least $25,000,000 ("Qualified Financing"). The notes will convert into a number of shares at a price equal to the lesser of (i) the Discount Price and (ii) the price obtained by dividing the Valuation Cap by the Company's fully diluted capitalization immediately prior to the closing of the Qualified Financing. "Valuation Cap" means $25,000,000 - $35,000,000, as applicable based on the terms of each convertible note. "Discount Price" means 85% of the share price paid by new investors in the Qualified Financing. The Second Tranche Convertible Notes may also be voluntarily converted into shares of Voting Common Stock of the Company prior to and following the Maturity Date at a price equal to a conversion ratio set forth in each Second Tranche Note (as may be amended from time to time). AllerGenis must repay the entire principal amount of all Second Tranche Notes, plus all accrued and unpaid interest, on March 31, 2025, unless earlier prepaid or converted in accordance with the terms of the Second Tranche Notes.

Related Party Transactions

- **Name of Entity:** Genisphere
  Names of 20% owners: As of today, Genisphere owns 22.95% of the fully diluted interest in AllerGenis
  Relationship to Company: equity members
  Nature / amount of interest in the transaction: Receivables
  Material Terms: As of December 31, 2022, the Company has receivables from Genisphere, one of the equity members, in the amount of $4,394. On the same date, the company owed Genisphere the amount of $5,825.

Valuation

Pre-Money Valuation: $40,000,005.00

Valuation Details:

The Company determined its pre-money valuation based on analysis of multiple factors and employed several valuation methods.

1. The Company has raised over $19M to date. Its most recent round was priced at a $29M post-money valuation, and 18 separate investors contributed $4.1M in the round. This valuation was prior to the Company launching its first in-market product and before it filed important additional patents. The Company believes a step-up in valuation from $29M to $40M is warranted given significant progress since the prior round and is less than the step-up in value experienced by other diagnostic companies, such as Halo Diagnostics, described below, which had a 5.4X step-up in value from its prior round.

2. Additionally, according to 2019 research by the Food Allergy Patient and Family Registry, 32 million Americans suffer from some form of food allergies, 1 in 10 overall, and 1 in 13 children. Allergenis is currently focused on a significant subset of that market: our currently available peanut allergy test, and milk and egg allergy tests in development, address a need for 3.5M American children(1). Each of these children are likely to have multiple testing events throughout their childhood, and in some cases, per year, to monitor changes in tolerance and determine the efficacy of therapeutics, creating the opportunity for repeat sales. In addition, the potential addressable market is even larger than the population with an allergy because, although harder to quantify with publicly available data, many people undergo testing but receive a negative result. Even if Allergenis achieves a 1.0% penetration of our three initial markets (peanut, milk and egg testing of children), there is a sizable target addressable market and revenue opportunity.

Through the commercialization of our core technology into tests for additional allergy types, we aim to further expand our target addressable market and capture even more of the overall food allergy diagnostic market.

(1) Gupta, R. S., Warren, C. M., Smith, B. M., Blumenstock, J. A., Jiang, J., Davis, M. M., & Nadeau, K. C. (2018). The Public Health Impact of Parent-Reported Childhood Food Allergies in the United States. Pediatrics, 142(6); Samady, W., Warren, C., Wang, J., Das, R., & Gupta, R. S. (2020). Egg Allergy in US Children. The journal of allergy and clinical immunology. In practice, 8(9), 3066–3073.e6; https://www.medpagetoday.com/meetingcoverage/acaai/76459.

3. The Company also has a history of partnering with pharmaceutical companies developing food allergy therapeutics, and earns development fees from such partners, with the eventual hope of providing companion or complementary diagnostics which would represent an additional revenue stream.

4. Importantly, through its collaboration and partnering with the world-leading food allergy research capabilities of the Jaffe Food Allergy Institute at Mount Sinai Hospital in New York City, Allergenis has 3 issued patent families (US, EU, AUS, JP, and others), and an additional 5 patents pending in the same jurisdictions. These patents along with proprietary scientific know-how are designed to ensure no other competitor can enter the market with an epitope mapping assay, providing a substantial competitive

advantage.

5. With $19M previously invested in Allergenis and now with in-market products we feel a $40M pre-money valuation is reasonable based on financings of other private companies in the diagnostic space:

-Halo Diagnostics raised $19.4M March 2021 with $219M post-money valuation,

-Alamar Biosciences raised $80M September 2021 with $320M post-money valuation,

-EarliTec Diagnostics raised $19.5M February 2022 with $69.5M post-money valuation.

-With the average of these three examples a post-money valuation of $229M, we believe that our post-money valuation is modest and below comparable companies.

6. Although we are not at this stage of development, recent public offerings of healthcare diagnostic companies confirm the potential for strong valuations that can be ascribed to companies addressing diagnostics markets with unique technologies:

- Sera Prognostics: July 2021- $75M IPO at $340M market cap for a pre-revenue business

- Prometheus Biosciences: March 2021- $190M IPO at $1.4B market cap for a pre-revenue business

- Castle Biosciences: December 2020- $267M secondary at $1.5B market cap

7. We reviewed the valuation metrics of a number of diagnostic businesses including Phadia, Sera Diagnostics, Exagen, Castle Biosciences, BioNano, ChromaCode, HALO Precision Diagnostics, and Alamar Bio. Where available, we reviewed their enterprise value as a multiple to revenues (EV/Revs) or their latest financing round as a step-up in valuation from the prior round.

Disclaimers:

The Company set its valuation internally, without a formal-third party independent valuation. The pre-money valuation has been calculated on a fully-diluted basis. In making this calculation, we have assumed: (i) all preferred stock (of which there is currently none outstanding) is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised, other than the Company's outstanding convertible promissory notes which are excluded because the number of shares of common stock into which they may eventually convert is not currently determinable; and (iii) any shares reserved for issuance under a stock plan are issued.

***Forward-Looking Information Legend**

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS

BUSINESS PLAN AND STRATEGY, ITS INDUSTRY, REGULATORY MATTERS, ITS ABILITY TO SUCCESSFULLY COMMERCIALIZE NEW PRODUCTS, ANTICIPATED GROWTH RATES, AND MARKET OPPORTUNITY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT," "AIM" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. THESE RISKS AND UNCERTAINTIES INCLUDE BUT ARE NOT LIMITED TO, THOSE FACTORS DESCRIBED UNDER THE SECTION TITLED "RISK FACTORS." SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD ANY OF OUR ASSUMPTIONS PROVIDE INCORRECTLY, ACTUAL RESULTS MAY VARY IN MATERIAL RESPECTS FROM THOSE PROJECTED IN THESE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. THE COMPANY HAS ALSO USED CERTAIN THIRD-PARTY DATA. WHILE WE ARE NOT AWARE OF ANY MATERIAL MISSTATEMENTS IN ANY THIRD-PARTY INFORMATION PRESENTED HERE, THEIR ESTIMATES, IN PARTICULAR AS THEY RELATE TO PROJECTIONS, INVOLVE NUMEROUS ASSUMPTIONS, ARE SUBJECT TO RISKS AND UNCERTAINTIES, AND ARE SUBJECT TO CHANGE BASED ON VARIOUS FACTORS, INCLUDING THOSE DISCUSSED UNDER THE SECTION TITLED "RISK FACTORS."

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

5.5%

- *Sales and Marketing*
  24.3%
  Direct Sales and Marketing, Conference Attendance & Exhibits, Digital Marketing, Social Media Marketing

- *Clinical Operations*
  28.4%
  Clinical Laboratory Operations, Clinical Development supporting new product development

- *G&A*
  22.9%
  G&A

- *Research & Development*
  18.9%
  Sponsored Research Agreements with Mount Sinai, organic product development

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.allergenis.com/ (https://www.allergenis.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/allergenis

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AllerGenis, Inc.

[See attached]

ALLERGENIS, LLC

Financial Statements
Year Ended December 31, 2022 and 2021
(Unaudited)

Index to Financial Statements

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
AllerGenis, LLC
Hatfield, Pennsylvania

We have reviewed the accompanying financial statements of AllerGenis, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 15, 2023
Los Angeles, California

ALLERGENIS LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 31,203	$ 19,639
Acccounts Receivable, net	4,395	10,000
Inventory	73,240	-
Prepaids and Other Current Assets	95,869	24,774
Total current assets	**204,707**	**54,413**
Property and Equipment, net	18,362	62,163
Intangible Assets	225,273	251,523
Security Deposit	6,180	-
Total assets	**$ 454,522**	**$ 368,099**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 1,446,352	$ 837,361
Current Portion of Convertible Note	2,653,500	-
Accrued Interest on Convertible Note	417,827	189,689
Deferred Revenue	290,000	265,000
Other Current Liabilities	349,755	204,068
Total current liabilities	**5,157,434**	**1,496,119**
Promissory Notes and Loans	-	-
Convertible Note	1,050,000	2,942,000
Total liabilities	**6,207,434**	**4,438,119**
MEMBERS' EQUITY		
Members' Equity	(5,752,912)	(4,070,019)
Total Members' Equity	**(5,752,912)**	**(4,070,019)**
Total Liabilities and Members' Equity	**$ 454,522**	**$ 368,099**

See accompanying notes to financial statements.

ALLERGENIS LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
Net Revenue	$	74,140	$	269,597
Cost of Goods Sold		-		-
Gross profit		74,140		269,597
Operating expenses				
General and Administrative		2,187,450		2,008,521
Research and Development		960,875		869,456
Sales and Marketing		1,615,184		641,138
Total operating expenses		4,763,509		3,519,115
Operating Income/(Loss)		(4,689,369)		(3,249,519)
Interest Expense		253,654		170,541
Other Loss/(Income)		9,572		2,873
Income/(Loss) before provision for income taxes		(4,952,594)		(3,422,933)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(4,952,594)**	**$**	**(3,422,933)**

See accompanying notes to financial statements.

ALLERGENIS LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

(UNAUDITED)

(in , $US)		Members' Equity
Balance—December 31, 2020	**$**	**(1,882,579)**
Capital Contribution		1,234,693
Shared-based Compensation		800
Net income/(loss)		(3,422,933)
Balance—December 31, 2021	**$**	**(4,070,019)**
Capital Contribution		3,268,603
Shared-based Compensation		1,098
Net income/(loss)		(4,952,594)
Balance—December 31, 2022	**$**	**(5,752,912)**

See accompanying notes to financial statements.

ALLERGENIS LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(4,952,594)	$	(3,422,933)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based Compensation		1,098		3,864
Depreciation of Property		45,284		23,949
Amortization of Intangibles		26,250		26,250
PPP Loan Forgivness				(52,577)
Account Receivable -impairment		10,000		
Changes in operating assets and liabilities:				
Acccounts receivable, net		(4,395)		293,600
Inventory		(73,240)		-
Prepaids and Other Current Assets		(71,095)		(4,000)
Accounts Payable		608,991		(208,540)
Deferred Revenue		25,000		-
Other Current Liabilities		145,687		(111,323)
Security Deposit		(6,180)		10,000
Accrued Interest		228,138		170,541
Net cash provided/(used) by operating activities		**(4,017,057)**		**(3,271,169)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(1,483)		-
Sale of Property and Equipment		-		114,272
Net cash provided/(used) in investing activities		**(1,483)**		**114,272**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		3,268,603		1,234,693
Borrowing on Convertible Notes		761,500		1,923,000
Net cash provided/(used) by financing activities		**4,030,103**		**3,157,693**
Change in cash		11,564		796
Cash—beginning of year		19,639		18,843
Cash—end of year	**$**	**31,203**	**$**	**19,639**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	253,654	$	170,541
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

AllerGenis, LLC was formed on September 11, 2017 in the state of Delaware. The financial statements of AllerGenis, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hatfield, Pennsylvania.

AllerGenis is a commercial stage company, utilizing predictive data analytics for the detection and management of life-threatening immune response disorders. Amassing the world's largest database of phenotypic patient data derived from epitope mapping, clinical history and patient-reported outcomes to gain clinical insights, AllerGenis is leading the field in developing precision, data-driven diagnostics to help healthcare providers more accurately and safely diagnose, assess and monitor patients with food allergies. AllerGenis is first in the food allergy market offering precision molecular diagnostics with a machine-learning, AI approach to predictive analytics.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery & Equipment	5 years
Computer Equipment	5 years
Leasehold Improvements	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes costs associated with a technology license from the Mount Sinai School of Medicine. This license is being amortized over the length of the license.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the providing of allergy diagnostics with a machine-learning, AI approach to predictive analytics to individual consumers, through allergists and from companies doing research on prospective allergy therapeutics.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred and included within Sales and Marketing expenses for the years ended December 31, 2022 and December 31, 2021 which totalled $1,615,184 and $641,138.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 15, 2023 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2022	2021
Finished goods	$ 73,240	
Total Inventory	**$ 73,240**	**$ -**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2022	2021
Prepaid expenses	$ 95,869	$ 24,774
Total Prepaids and other current asset	**$ 95,869**	**$ 24,774**

Other current liabilities consist of the following items:

As of December 31,	2022	2021
Payroll Liabilities	$ 2,239	$ 119
Accrued Expenses	161,690	59,097
Accrued Vacation	15,327	15,327
Accrued Compensation	170,499	129,525
Total Other Current Liabilities	**$ 349,755**	**$ 204,068**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Machinery & Equipment	$ 109,000	$ 109,000
Computer Equipment	47,307	45,824
Leasehold Improvements	21,142	21,142
Property and Equipment, at Cost	**177,449**	**175,967**
Accumulated depreciation	(159,087)	(113,804)
Property and Equipment, Net	**$ 18,362**	**$ 62,163**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $45,284 and $23,949, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
Patent	$ 315,051	315,051
Intangible assets, at cost	**315,051**	**315,051**
Accumulated amortization	(89,778)	(63,528)
Intangible assets, Net	**$ 225,273**	**$ 251,523**

Entire intangible assets have been amortized. Amortization expense for patents for the fiscal year ended December 31, 2022, and 2021 was in the amount of $26,250 and $26,250, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period		Amortization Expense
2023	$	(26,250)
2024		(26,250)
2025		(26,250)
2026		(26,250)
Thereafter		(120,273)
Total	**$**	**(225,273)**

7. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022	
Member's name	**Ownership percentage**
CFIP IV	46.10%
Genisphere	34.41%
Mt. Sinai School of Medicine	6.67%
Warren Point Capital LLC	5.38%
CFIP IV-B	4.96%
Apjohn AG, LLC	2.48%
TOTAL	**100.0%**

8. UNITBASED COMPENSATION

During 2017, the Company authorized the Unit Option Plan (which may be referred to as the "Plan"). The Company reserved 3,400 units pursuant to the Plan, which provides for the grant of shares of unit options, unit appreciation rights, and unit awards (performance units) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying unit's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Profit Unit Grant Agreement

A summary of the Company's profit unit grant agreement activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2020	2,325	$ 1.79	-
Granted	275		
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2021	2,600	$ 1.79	5.93
Granted	800	$ 1.79	
Vested	-	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2022	3,400	$ 1.79	4.93

The fair value of the restricted unit awards was estimated at the date of the grant. The grant date fair value is the unit price on the date of grant. The total fair value of the Profit Unit Grant Agreement vested during 2022 and 2021 was $1,098 and $800, respectively.

9. DEBT

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022: Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2020 Convertible Notes	$1,019,000	8.00%	Fiscal Year 2020	3/31/2022	$ 81,520	$ 182,188	$ 1,019,000	$ -	$ 1,201,188
2021 Convertible Notes	$1,634,500	8.00%	Fiscal Year 2021	3/31/2022	$130,760	$ 219,781	$ 1,634,500		$ 1,854,281
2022 Convertible Notes	$1,050,000	8.00%	Fiscal Year 2022	9/30/2024	$ 15,858	$ 15,858	$ -	$ 1,050,000	$ 1,065,858
Total					$228,138	$ 417,827	$ 2,653,500	$ 1,050,000	$ 4,121,327

Debt Instrument Name	For the Year Ended December 2021: Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2020 Convertible Notes	$ 81,520	$ 100,668	$ -	$1,019,000	$ 1,119,668
2021 Convertible Notes	$ 89,021	$ 89,021	$ -	$1,923,000	$ 2,012,021
2022 Convertible Notes	$ -	$ -	$ -	$ -	$ -
Total	$ 170,541	$ 189,689	$ -	$2,942,000	$ 3,131,689

The convertible notes are convertible into equity securities at a conversion price. The conversion price is based on a number of factors relating to subsequent equity financing rounds. It is equal to the lesser of (i) 80%-85% of the per share unit price paid by the purchasers of such equity securities in the qualified financing and (ii) the price obtained by dividing $20,000,000-$30,000,000 by the fully diluted capitalization as of immediately prior to the initial closing of a qualified financing. In certain cases, the conversion formula is based on the intrinsic value of the Company. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

10. RELATED PARTY

As of December 31, 2022, the Company has receivables from Genisphere, one of the equity members, in the amount of $4,394. On the same date, the company owed to Genisphere the amount of $5,825.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through March 15, 2023, which is the date the financial statements were available to be issued.

During 2023, the Company issued additional Convertible Notes and raised $212,500. The notes bear an interest rate of 8% and has maturity date set on September 30, 2024.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $4,689,369, an operating cash flow loss of $4,017,057, and liquid assets in cash of $31,203, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN ALLERGENIS TODAY!

The Next Generation of Food Allergy Testing

Allergenis provides the next generation of food allergy testing using cutting-edge systems biology and data analytics to accurately determine allergic status, tolerance ...

Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


allergenis
the next generation of food allergy testing

$359,196.03 Raised

REASONS TO INVEST

- Having raised over $19M, we believe Allergenis is one of the first to offer an in-market, clinically available, precision molecular diagnostic utilizing predictive analytics, targeting the food allergy market with a current global valuation of $39B, expected to grow to $66B by the end of 2033.*

- Utilizing insights from the world's leading food allergists coupled with proprietary technology, the Allergenis patent-protected platform offers 93% accuracy with up to 190 times the resolution available in existing tests and is the only assay able to predict tolerance level, form, and reaction type.**Information based on an internal analysis of the total amino acids targeted by other tests, data on file as well as Wiley Online Library

- The Allergenis team of senior leaders and experts successful in scaling and divesting enterprises, developing clinical diagnostics, effective at sales & marketing, and responsible for commercializing many diagnostic products currently in use, has on-boarded over 200 allergists, engaged the three largest food allergy clinic chains in the U.S., and partnered with multiple therapeutic companies. We believe the company is poised to grow with a new surge of investments enabling widespread sales and marketing activity driving a broadscale commercial roll-out, and accelerating final development of diagnostic tests for milk, egg, tree nuts, and other food allergens.

*Information from Future Market Insights (Source)
**Information based on an internal analysis of the total amino acids targeted by other tests, data on file as well as Wiley Online Library (Source)

Invest Now
$5.00 Per Share

RAISED	INVESTORS
$359,196.03	188
MIN INVEST	VALUATION
$250	$40M

THE PITCH

Helping People with Food Allergies Live Safer, Healthier Lives


allergenis
food allergy testing redefined.
peanut allergies
milk
egg
wheat
tree nut
currently available
in development

Over 32 million Americans have food allergies, including 1 in every 13 children or approximately 2 in every classroom (Source). As many as 60% are over-diagnosed with current blood and skin testing, causing a mental, emotional, and financial toll on individuals, caregivers, and their families (Source | Source). The gold standard in diagnosing food allergies is an oral food challenge (OFC) which is anxiety-inducing, time and resource-intensive, may incur a risk of anaphylactic reactions, and is not widely available in clinical practice (Source). The OFC is also often required by therapeutic products during clinical trials which can inhibit trial enrollment and slow time-to-market for treatment solutions.

Individuals need a comprehensive road map to understand if they are allergic, how allergic they are, what their threshold levels are, and whether they are at increased risk of experiencing a life-threatening reaction. The Allergenis diagnostic offers a safe, easy-to-access, alternative to an OFC with up to 93% accuracy, far superior to currently available blood or skin tests, that helps individuals get clarity on these questions (Source).

Working with Hugh A. Sampson, M.D., the world's leading expert in the food allergy field at the Jaffe Food Allergy Institute at Mount Sinai and, who has devoted over 20 years to the development of the epitope (Source) based technology, Allergenis has an in-market, clinically available assay for peanuts, with multiple allergens (milk, egg, wheat, and tree nuts) in the pipeline. With these additional allergens available, Allergenis addresses 85% of pediatric food allergies in the United States. Finally, Allergenis is collaborating with 6 of more than 30 therapeutic companies, with meaningful, ongoing dialog with 10 others, to utilize our biomarkers in conjunction with clinical trials pursuing FDA approval for needed treatments.

PRODUCT & BUSINESS MODEL

The Next Generation of Technology Disrupting the Food Allergy Market



1 in 13
American children suffer from food allergies
The current food allergy testing market is NOT equipped
to identify or diagnose key factors, like:
tolerance levels
food forms
reactions

Individuals, caregivers, allergists, food manufacturers, therapeutic developers, and regulators are all looking for more detailed information on food allergy characterization to improve the safety of food-related decisions, increase access to accurate testing, and develop treatments for the growing number of food allergy individuals.

Individuals, caregivers, and allergists look to new tests to provide tolerance levels and reaction types, as existing food allergy testing such as IgE, component, and skin prick tests, do not identify these ranges. The current most accurate test in the market is the Oral Food Challenge, in which individuals consume the allergen in a clinical setting. This test can cause tremendous anxiety due to the potential risk of severe reactions such as anaphylaxis, and can take many months to schedule.

Individuals and caregivers can access Allergenis testing, which has up to 93% accuracy, through their current allergist or our consumer-directed digital food allergy clinic launched in partnership with LifeMD. Allergists can order testing directly through our online portal.



accessible, simple + safe
We use cutting-edge analytics to accurately diagnose & assess tolerance levels
the testing
test request
collect & mail blood sample
review results with allergist

Allergenis collaborates with therapeutic companies pursuing regulatory approvals in the field of food allergies, integrating our biomarkers into the development and clinical use of their products to advance the acceptance of reliable biomarkers as safe and effective alternatives to oral food challenges.

This partnership is mutually beneficial, as it increases trial enrollment and accelerates time-to-market for treatment solutions while generating profitable revenue for Allergenis. We provide our proprietary epitope mapping platform technology to therapeutic companies and partner with them to use our biomarkers for clinical patient selection and to evaluate the effectiveness of their therapeutic products. Our tests may also be used to track treatment response once products become FDA-approved and available, further securing our position as a global leader in this burgeoning therapeutic field, while generating additional revenue.

By diversifying our revenue streams, we create a sustainable business model and maintain a competitive advantage in the field of food allergy diagnostics and treatments. We are committed to driving innovation and progress in this field and look forward to continued growth and success through our collaborations with partners.

The Product

Allergenis utilizes an individual's blood sample to conduct the diagnostic test. We receive the request from an allergist or from an online telehealth partner, coordinate the blood draw, and then provide the results along with a comprehensive, personalized guide to the individual and their allergist.

While tolerance levels and subsequent reactions vary among individuals, existing food allergy testing does not identify these ranges. Current blood-test options in the marketplace produce ambiguous and inaccurate results which lack a full spectrum view of an individual's allergy. The most commonly administered blood tests have as high as a 60% false-positive rate, while the gold standard tool, an oral food challenge (OFC) is costly, time-consuming, and sometimes anxiety-inducing due to the potential risk of clinical reaction. The Allergenis Peanut Diagnostic test is 93% accurate compare to OFC and can be used as an alternative.

The Allergenis test works by a proprietary method of analyzing epitopes, or the exact location where the IgE antibody binds to the cell, and is thus recognized by the immune system. By focusing on antibody binding to immunodominant epitopes versus the whole antibody (IgE), Allergenis can better determine which epitopes catalyze reactions and can predict an individual's likelihood of having a serious reaction from a food allergen with up to 93% accuracy. We have been issued proprietary insurance billing codes and have established reimbursement rates on the federal clinical lab fee schedule to make our commercial tests accessible to individuals everywhere.

our diagnostics benefit individuals, caregivers, employers, healthcare providers + therapeutic companies

"We recently did this test for our 5 year old daughter and received results that she was assigned a level 2... This test has allowed us to feel more comfortable not making her sit at the allergy friendly table at lunch and instead let her choose to sit with her friends, with precautions of course, and we can be a little less strict about cupcakes at birthday parties, etc...Overall we are extremely happy with the test and results and it has had a huge positive impact on our lives."

Ashley, MA

We've had signs our daughter might be outgrowing her peanut allergy but nothing clear like a negative skin test. The Allergenis test gave us the confidence to try the challenge – she passed her peanut challenge with Dr. Silvers.

Kelli, TX

While skin prick tests (SPT) and allergen-specific IgE (sIgE) blood tests have good sensitivity, their specificity is poor, which hinders the correct diagnosis of food allergy. They also are not validated to evaluate patient thresholds which could be helpful information to those with food allergies. This underscores the urgent need for more reliable, precise diagnostics for allergists to accurately access and manage patients."

Ruchi S. Gupta, M.D., NWU

Director, Center for Food Allergy & Asthma Research, Institute for Public Health and Medicine, Northwestern University

**The above testimonials may not be representative of the opinions or the experiences of other customers and is not a guarantee of future performance or success.*


02:12

The above testimonial may not be representative of the opinions or the experiences of other customers and is not a guarantee of future performance or success.

THE MARKET & OUR TRACTION

Validated Technology Filling A Major Market Need

According to research by the Food Allergy Patient and Family Registry, 32 million Americans suffer from food allergies, including 1 in 13 children. While the proprietary AllerGenis test may address most of this market, in the near term AllergGenis is focused on the top three food allergens, peanut, milk and egg, which impact 3.5 million children and a large cross-section of adults.

Given food allergies often evolve over time (i.e., sometimes they are outgrown) combined with a growing level of various immunotherapies, periodic retesting by customers is expected. Therefore, not only is AllerGenis addressing a large market in terms of likely testing events, those individuals will also most likely use our test multiple times, creating repeat sales. Even if Allergenis achieves only a 1.0% penetration of its three initial markets (peanut, milk, and egg testing) for children and adults, there is a sizable target addressable market and revenue opportunity.


93% accuracy
Allergenis has the highest accuracy rate for peanut allergy diagnosis
SPECIMEN ONLY
Allergenis not only diagnoses, but can assess tolerance & reaction types.
level 1
level 2
level 3

In 2022, we raised over $4 million in follow-on funding, bringing our total raised to $19 million. In the same year, we validated and launched our peanut reactivity threshold assay. Our technology has been validated by multiple peer-reviewed studies, including the Jaffe Food Allergy Institute at Mount Sinai, and the Sean Parker Institute for Food Allergy at Stanford University. We routinely present at premiere allergy conferences including AAAA&I, ACAAI, EAACI, the Gordon Conference, and the Next-Generation Food Allergy Drug Development Summit. We have on-boarded over 200 allergists at academic centers and clinics throughout the U.S., and partnered with multiple therapeutic companies enabling the use of biomarkers in clinical trials focused on bringing FDA-approved therapeutic interventions to better treat and manage food allergies.


press highlights
"New Life-Changing Test for Patients Diagnosed With Peanut Allergy"
CISION
our partners

**The above testimonial may not be representative of the opinions or experiences of other publications and is not a guarantee of future performance or success.*

WHY INVEST

Changing the Way We Understand Food Allergies


allergenis
is the next generation of technology disrupting the food allergy market.

While Allergenis technology benefits the individual, it inherently may also benefit:

- **Medical Providers** – *Improving outcomes through personalized care, generating higher revenue from increased procedures, and administration of therapy.*
- **Employers, Commercial and Government** – *Improved employee/members' satisfaction, better outcomes, more efficiency, and parents are less likely to have to decide whether to work or stay home to monitor their child(ren)'s diet.*
- **Therapeutic Developers** – *Increased trial enrollment and accelerates time-to-market for treatment solutions.*
- **Food & Industry** – *Increased clarity allows for more consumption of food products.*
- **Travel & Hospitality** – *Increased clarity allowed reduced travel anxiety and higher utilization of services.*

We believe Allergenis is the first in the food allergy market to offer precision molecular diagnostics with a machine-learning, AI-enabled approach to predictive analytics. Additionally, Allergenis is the first food allergy test that can be initiated by a caregiver and/or individual via a partner telemedicine channel, all while receiving the necessary medical support from an allergist with expertise in managing food allergies.

Our testing platform has been validated and proven to have an up to 93% accuracy rate compared with OFC, with numerous patents issued on an array of products. We are now ready to ramp up commercial activity by adding sales and marketing staff, increasing market share, and creating widespread adoption of our in-market Allergenis Peanut Diagnostic.

With key immunodominant epitopes identified for other allergens, this raise will also fuel the final validation and 2023 commercial launch of a suite of assays for milk allergy and accelerate the development of highly demanded allergens including egg, wheat, and tree nuts. Join us as we harness the potential of our technology to help change the lives of people living with food allergies.

ABOUT

HEADQUARTERS
10 East 40th Street, Suite 3210
New York, NY 10016

WEBSITE
View Site

Allergenis provides the next generation of food allergy testing using cutting-edge systems biology and data analytics to accurately determine allergic status, tolerance levels, and reaction severity for a more informed quality of life when living with a diagnosis of food allergy. Additionally, Allergenis is the first food allergy test that can be initiated by a caregiver and/or individual via a partner telemedicine channel, all while receiving the necessary medical support from an allergist with expertise in managing food allergies. We currently provide peanut allergic status and threshold testing in 49 states, and Washington DC, with milk allergy testing launching later this year, and egg allergy testing in 2024.

TEAM



James A. Garner
Chief Executive Officer

Jim has more than 33 years leadership experience providing products and services to help families and doctors better diagnose and manage health conditions. Expertise in developing and commercializing products and services for life sciences commercializing, distributing, and licensing more than 40 diagnostic products and services. Central in four mergers & acquisitions and raising $100M in venture capital and private equity funding.

Jim was the Chief Business Officer of Integrated Diagnostics, a diagnostics company developing technology for early detection, prediction and prevention of disease. Prior to that he was Senior Vice President of Global Sales and Senior Director of Corporate Development for UnitedHealth Group, Director of Marketing & Corporate Development at Elan Diagnostics and Sales Manager at DIANON Systems.

Jim received the Meritorious Service Medal among other honors while serving as Captain in the United States Army where he was Air-Cavalry Troop Commander, Aviation Task Force Operations Officer, Attack and Scout Helicopter Pilot, among other roles and distinctions.

Jim lives in Florida with his family where he enjoys surfing, golfing and tennis with his wife and two sons.



Albert A. Luderer, Ph.D.
Chairman of the Board

Al has more than 40 years of successful leadership in medical diagnostics, laboratory medicine and therapeutic development. Dr. Luderer is currently CEO and cofounder of Indi Molecular, a synthetic biology company which was a 2013 spinoff of Integrated Diagnostics where he was the founding CEO. Integrated Diagnostics discovered and commercialized the first non-invasive cancer rule out molecular diagnostic for early stage non-small cell lung carcinoma. Biodesix (BDSX) acquired Integrated Diagnostics in 2018. Earlier in his career, Luderer served as CEO of BioTrove Inc., a Molecular Biological Tools company acquired by Life Technologies in December 2009. Dr. Luderer's prior positions include: CEO of Therapeutics company Light Sciences Inc.; President of bioMérieux, Inc. (BIM.PA); Vice President of Technology and Business Development for Dianon Systems (now Lab Corp); Vice President of Technology Development and Support at Boehringer Mannheim (Now Roche) and; Head of Biomedical Research for Corning.



Hugh A. Sampson, M.D.
Board Member

Hugh is the Kurt Hirschhorn Professor of Pediatrics at the Icahn School of Medicine in New York and has over 40 years' experience in clinical and basic research focusing on food allergic disorders and basic immunologic mechanisms responsible for these disorders. His research has been funded continuously by grants from the NIH, including the Principal Investigator for the Consortium for Food Allergy Research, has authored/co-authored over 550 original articles and 90 book chapters primarily on various aspects of food allergic disorders, and has chaired working groups that produced standardized criteria for diagnosing anaphylaxis and conducting double-blind placebo-controlled oral food challenges (Practall Guidelines).



Russ S. Fein
CFO & Board Member

Russ began his career in 1987 in the Mergers and Acquisitions department of Jefferies & Company, Inc. and then spent a number of years in the merchant banking field where he negotiated acquisitions and investments both as principal and agent and often stepped in as COO and/or CFO of portfolio companies, leading growth strategies and building professional organizations around entrepreneurial businesses. In 1995, he left the investment banking field to work full time in senior management roles at a number of small and large operating businesses, including a chain of martial art studios, an Internet incubator and most recently as the Vice President, Worldwide Business Operations for Westcon Group, a $4 billion distributor of communications and technology equipment, where he also held the role of General Manager for a $300mm U.S. division. Russ received his MBA from the University of Chicago Graduate School of Business and graduated from Union College with honors in Managerial Economics.

Dr. Luderer has developed and commercialized major In Vitro Diagnostic (IVD) systems including the global market leader for microbial detection and antibiotic susceptibility testing – Vitek®II; co-invented and established Standard of Care Diagnostics in cancer detection and has participated in the creation of one of the dominant global IVD companies – Siemens Diagnostics – through his participation in the negotiation and formation of the joint venture IVD firm Ciba Corning. Dr. Luderer holds a Ph.D. from Rutgers University where he was an NSF predoctoral fellow and performed postgraduate work in immunology and genetics at Sidney Kimmel Medical College (formerly Jefferson Medical College). He is an independent director of BioNano Genomics (BNGO) and the chairman of Allergenis.



David A. Esposito
Board Member

David is an experienced healthcare executive who has built and scaled multiple companies that resulted in successful exits to strategic buyers.

David is currently the CEO of ONL Therapeutics based in Ann Arbor, MI. ONL Therapeutics is developing therapeutics based on Fas inhibition to protect the vision of patients with retinal disease. David is the former CEO of Armune BioScience. The Company successfully launched the only non-PSA blood test to improve the detection of prostate cancer. Armune BioScience was sold to Exact Sciences (EXAS) in 2017.

He was President of Phadia US Inc. (allergy and autoimmune diagnostics) and played a pivotal role in the sale of the business to Thermo Fisher Scientific (TMO) in 2011. David began his career as a sales representative with Merck & Co. Inc. and rose through the ranks of sales, marketing and commercial strategy for the US Division. David is a combat veteran, led an infantry platoon with the 101st Airborne Division through several combat operations, and was recognized with a Bronze Star for combat action in Iraq in 1991. David earned his B.S. degree in Civil Engineering from the United States Military Academy at West Point and his MBA from Syracuse University.



Vijay Aggarwal, Ph.D.
Board Member

Vijay brings extensive leadership in clinical diagnostic services as well as institutional and individual investment experience to Allergenis. As Managing Partner of The Channel Group, Dr. Aggarwal provides capital formation services to healthcare companies. He is also an active angel investor. Dr. Aggarwal was President and CEO of Aureon Laboratories, Inc., a predictive pathology company. From 2001 to 2004, he served as President of AAI Development Services, Inc., a global contract research organization. Following the acquisition of SmithKline Beecham Clinical Laboratories (SBCL) by Quest Diagnostics, Dr. Aggarwal served on the Chairman's Council and served as President of Quest Diagnostic Ventures.

During his tenure with SBCL, he held many positions, including Executive Vice President of Laboratories, having direct responsibility for all of SBCL's U.S.-based laboratories, and as Vice President of Managed Care, responsible for third party reimbursement.

In addition to his position with Allergenis, he holds Board positions at Accugenomics, Interpace Biosciences, Moleculera and Slone Partners. He holds a Ph.D. in Pharmacology/Toxicology from the Medical College of Virginia.



John C. Simons
Board Member

John has spent over 36 years as a banker to small and mid-size businesses and the families that own them. John was an Executive Vice President for Bank of America (formerly Fleet National Bank) in the Regional Commercial Services Group, responsible for small business, middle market and corporate banking in New York City, Long Island, New Jersey and the Hudson Valley area. He was also Market Executive for FleetBoston Financial's activities in New York City. Prior to joining Fleet, John was a Senior Vice President with Chase Manhattan Bank. He began his career with Chemical Bank in 1983.

John is the Chairman of the Board of The United Hospital Fund, and a former director of amfAR, The American Foundation for Aids Research, The Greater Jamaica Capital Corporation and a former Trustee of the Brooklyn Academy of Music. John was also Chairman of the Lincoln Center Business Council and a member of Lincoln Center Corporate Fund. John was appointed by Mayor Bloomberg in 2003 to be a member of the Mayor's Fund to Advance New York City. John has a bachelor's degree from Trinity College.



Kristy Consalvo, MBA
Head of Marketing

Kristy is commercial leader with more than 16 years of experience within the diagnostics, medical device and laboratory services industries. She has consulted or worked with CareDx, Becton Dickinson (BD), Aspire Women's Health, Boston Heart Diagnostics and Pion Inc. In her prior role as Senior Marketing Manager at Boston Heart Diagnostics, she launched a direct-to-consumer line of genetic testing, driving all aspects of the business from P&L management with project revenues of $3M, to the cross-functional implementation and management of operations, marketing, finance and customer care.

Kristy's expertise includes commercial strategy, building efficient organizations, marketing automation, product management, medical marketing, B2B and B2C business development, and genomics. She has a track record of launching novel technologies that change clinical practice both nationally and globally. With her undergraduate in Mechanical Engineering, she is skilled at taking complex, technical concepts and communicating them in a manner that is easily understandable.

Kristy is also a mother of four kids, 3 of which have or had food allergies (some have outgrown). She is intimately familiar with the pain and anxiety of food avoidance, the time and resources required for risk preparation, and the inadequacy of current food allergy testing that families must go through.



Paul Kearney, Ph.D.
Head of Product and Clinical Development

Paul brings decades of expertise in bioinformatics in which he has used world-class data science and machine learning to develop and commercialize multiple products (lung cancer, pregnancy, food allergy, CNS, and data science technologies).

Paul has developed five complex diagnostic products currently in clinical use including PreTRM from Sera Prognostics where he currently oversees the evidence development strategy and is the Chief Data Officer. Formally, he co-founded four successful biotech companies including Data Incites and Integrated Diagnostics which was acquired by Biodesix (BDSX) in 2018.

Paul has developed multiple high-value diagnostics in oncology, pregnancy and food allergy with supporting evidence development of over 100 publications and 12 patents issued. He has also been successful and central in raising $200M in public and private funding and has experience assembling top management team of scientists, data analysts, laboratorians and IP experts to support company formation.



Thomas Vollmers
Head of Strategic Partnerships & Commercial Strategy

Thomas is an experienced Sales and Marketing Executive in the Pharmaceutical and Biotechnology Industry, specializing in Precision Medicine and Companion Diagnostics (CDx). He boasts extensive experience in US and Global CDx Commercialization across various therapeutic areas, including HIV, oncology, and allergic disease, and has successfully launched a wide range of therapeutic and diagnostic products.

As a dedicated professional, Thomas excels at forging strategic and long-term partnerships with stakeholders within the Therapeutic and CDx ecosystem. His deep understanding of diagnostic platforms, technologies, and trends, coupled with his ability to collaborate effectively with diagnostic manufacturers, reference labs, lab networks, and key opinion leaders (KOLs), positions him as a valuable contributor to the growth and success of healthcare companies.

Throughout his distinguished career, Thomas has held significant roles at renowned companies such as The Upjohn Company, GlaxoSmithKline, ViiV Healthcare, Pfizer, and Merck. In these roles, he has been pivotal in developing, implementing, and managing commercial strategies that propel growth and innovation in the therapeutic and diagnostic sectors.

TERMS

AllerGenis

Overview

PRICE PER SHARE	VALUATION
$5	$40M
DEADLINE	FUNDING GOAL
Jul 21, 2023	$10k - $1.24M

Breakdown

MIN INVESTMENT	OFFERING TYPE
$250	Equity
MAX INVESTMENT	SHARES OFFERED
$1,235,000	Non-Voting Common Stock

MIN NUMBER OF SHARES OFFERED
2,000

MAX NUMBER OF SHARES OFFERED
247,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

Risks

**The Offering Maximum Non-Voting Common Stock subject to adjustment for bonus shares. See "Investment Incentives and Bonuses."*

Voting Rights of Securities Sold in this Offering

Pursuant to the Subscription Agreement, investors agree to appoint the CEO, or his or her successor, as the investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with the Subscription Agreement and on behalf of the investor, (i) vote all Securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument at its own discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the investor are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the investor is an individual, will survive the death, incompetency and disability of the investor and, so long as the investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the Securities. Such proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the investor (including any transferee of any Securities held by investor); any transferee receiving the investor's Securities (or any portion thereof) shall agree to be bound by the proxy as set forth in the Subscription Agreement. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of common stock or the effectiveness of a registration statement under the Securities Exchange Act covering the common stock.

Investment Incentives and Bonuses[1]

Time-Based:

Friends and Family

Invest within 72 hours and receive 10% bonus shares and a Food Allergy Care Kit.

Early Bird Bonus

Invest within two weeks and receive 5% bonus shares.

Comb/Avid Investor

Invest $10,000+ within the first 48 hours and receive 20% bonus shares.

Amount-Based:

Tier 1 | Premier

Invest $1,000+ and receive a Food Allergy Care Kit.

Tier 2 | Silver

Invest $2,000+ and receive a Rebate Coupon and a Food Allergy Care Kit.*

Tier 3 | Gold

Invest $10,000+ and receive a Rebate Coupon, a Food Allergy Care Kit, 30-minute Zoom with CEO, Scientific & Medical Advisory Webinar, and 5% bonus shares.

Tier 4 | Diamond

Invest $25,000+ and receive a Rebate Coupon, Allergy Care Kit, 30-minute Zoom with CEO, Scientific & Medical Advisory Webinar, and 10% bonus shares.

Tier 5 | Platinum

Invest $100,000 + and receive a Rebate Coupon, a Food Allergy Care Kit, 30-minute Zoom with CEO, Advisory Webinar, and 15% bonus shares.

**Rebate Coupon valid for one Allergenis commercially available test (one food allergen) for one year from issue date and is fully transferable. Individual utilizing coupon must be eligible for testing.*

The Allergy Care Kit is valued at approximately $60. Components may include but not guaranteed: water bottle, snack safe stickers, sample allergy guide, restaurant cards, red sneakers for Oakley keychain, food allergy book, and others.

30 Minute Zoom includes a 1:1 session with Allergenis CEO, Jim Garner.

The Scientific & Medical Advisory Webinar includes a 60-minute session with a member of our medical and/or development team.

[1] *In order to receive incentives and bonuses from an investment, you must submit a single investment in the same offering that meets the minimum incentive or bonus requirement. Bonus shares from perks will not be granted if you submit multiple investments that, when combined, meet the incentive or bonus requirement. All incentives and bonuses will occur when the Offering is completed.*

The 10% StartEngine Owners' Bonus

AllerGenis will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $5.00/ share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $5. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into AllerGenis.

$250

EARN 10% BONUS SHARES

Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.

Select

$1,000

TIER 1 | PREMIER

Invest $1,000+ and receive a Food Allergy Care Kit.

Select

$2,000

TIER 2 | SILVER

Invest $2,000+ and receive a Rebate Coupon* and a Food Allergy Care Kit.

Select

$10,000

TIER 3 | GOLD

Invest $10,000+ and receive a Rebate Coupon, a Food Allergy Care Kit, a 30-minute Zoom with CEO, a Scientific & Medical Advisory Webinar, and 5% bonus shares.

Select

$25,000

TIER 4 | DIAMOND

Invest $25,000+ and receive a Rebate Coupon, Allergy Care Kit, 30-minute Zoom with CEO, Scientific & Medical Advisory Webinar, and 10% bonus shares.

Select

$100,000

TIER 5 | PLATINUM

Invest $100,000 + and receive a Rebate Coupon, a Food Allergy Care Kit, 30-minute Zoom with CEO, Advisory Webinar, and 15% bonus shares.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

RB

Ranajit Banerjee
16 days ago

On your website, it mentions that the price for the Allergenis peanut diagnostic test is $1,450.00. Is this the average price paid by ...
Show more

1 0

JG

Jim Garner
AllerGenis • 15 days ago

1. The list price is $1,450 when we provide both Likely Allergic coupled with the individual's reactivity threshold. The list pric...
Show more

0

AT

Anthony Tarkowski 25 INVESTMENTS
21 days ago

How many shares does the company intend on selling, and how many are already owned by someone? I want to be sure the value ...
Show more

1 0

JG

Jim Garner
AllerGenis • 20 days ago

Hi Anthony,
...
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0

Edgar Garcia 13 INVESTMENTS
21 days ago

Hello, just curious if your forthcoming milk allergy test will also detect lactose intolerance? Thank you!

1 0

Jim Garner
AllerGenis • 21 days ago

Hi Edgar, this is an important question.
...
Show more

0

Adam Forster
25 days ago

Hello! Is the intention for Allergenis to sell large numbers of allergy tests or test kits or to earn consulting revenue and/or ...
Show more

1 0

Jim Garner
AllerGenis • 25 days ago

Hi Adam, and thank you for engaging in the discussion.
...
Show more

0

Michael Stanis
a month ago

Can you explain to me why revenue decreased by around 70% from 2021 to 2022 to a mere $74,140? I find that concerning given the ...
Show more

1 0

Jim Garner
AllerGenis • a month ago

Thanks for your question. We acknowledge the financial results can be confusing. Perhaps this will help explain. ...
Show more

0

Wendy Van Peenan
a month ago

Is it possible to invest through a trust?

1 0

Jim Garner
AllerGenis • a month ago

Hi Wendy, thank you for the question.
...
Show more

0

Show More Comments

HOW INVESTING WORKS

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

https://vimeo.com/lemonlightmedia/review/812919459/01bf7d0681

Password: lemon

Client: Allergenis

Type: Doc Style

Run Time: 90 Seconds

Jim Garner: The food allergy epidemic affects 32 million Americans, including one in every 13 children.

On-Screen Titles: Food allergies affect:

32 million Americans

1 in 13 children

Lower Third: Jim Garner, CEO, Allergenis

Visual Description: Jim speaks directly to the camera.

Jim Garner: Every day, individuals, parents, and caregivers deal with fears of life-threatening reactions, and face uncertainty and reduced quality of life due to the lack of accurate, thorough, and personalized diagnostic testing results.

On-Screen Titles: Fear

Uncertainty

Reduced Quality of Life

Visual Description: Footage of parents and their children carefully reading nutrition labels, making sandwiches with peanut butter alternatives, and carefully packing and segregating food containers.

Alternate: Prepping/packing epinephrine devices.

Jim Garner: While tolerance levels and reactions vary among individuals, existing food allergy blood and skin tests don't identify these ranges.

On-Screen Titles: Existing food allergy blood and skin testing doesn't identify tolerance ranges

Visual Description: Jim speaks directly to the camera.

Jim Garner: Another consideration is the Oral Food Challenge. While still the gold standard in diagnosing food allergy, it's time-consuming, difficult to access, costly, and often anxiety-

inducing due to the risk of severe reactions.

On-Screen Titles: Oral Food Challenge (OFC)

Time-consuming

Difficult to access

Costly

Anxiety-inducing

Visual Description: Footage of a doctor in a clinical setting administering the OFC to a clearly stressed child and concerned parent.

Jim Garner: Allergenis provides the next generation of food allergy testing using AI and Machine Learning-enabled, predictive analytics to accurately diagnose, assess tolerance levels, and provide risk stratification.

On-Screen Titles: Allergenis – The next generation of food allergy testing

AI and Machine Learning-enabled, predictive analytics

Accurately diagnose, assess tolerance, and provide

risk stratification

Visual Description: A screencap showing Allergenis test results, highlighting the information on tolerance ranges.

Jim Garner: With an accuracy rate of 93%, the Allergenis Peanut Diagnostic provides individuals with a comprehensive roadmap to help understand their food allergy tolerance level, and if they're at increased risk of a severe or life-threatening reaction. No other blood tests provide this information.

On-Screen Titles: Allergenis – 93% accuracy rate, surrogate to an OFC

Visual Description: Jim speaks directly to the camera, followed by a parent and child excitedly looking at their Allergenis test results on a laptop screen.

Alternate: Reviewing their printed food allergy guide.

Jim Garner: This knowledge empowers them to explore emerging immunotherapy, discuss their risk tolerance with an allergist, and better translate food labels.

On-Screen Titles:

Visual Description: Image of a complex food nutrition label with "May contain…" followed by a lengthy ingredient list.

Alternate: Graphically display the differences in levels tolerance. (Level 1: Avoid all potential

cross contamination, Level 3: May be able to include “may contain peanuts.”)

Jim Garner: Allergenis enables freedom and peace of mind.

On-Screen Titles: Allergenis provides freedom and peace of mind

Visual Description: A child at a birthday party.

Alternate: Playground/play area where other kids have peanut containing snacks.

Jim Garner: The Allergenis testing platform has been validated by expert researchers and incorporated into multiple clinical trials.

On-Screen Titles: “This test has changed my son’s life.” – Sarah, WI

”Huge freedom in the life of a 5 year old!” – Ashley, MA

”It can save my child from suffering unnecessarily.” – Selena, TX

”This is really life changing for us.” – Kelli, TX

Lower third text: Testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success

Visual Description: Jim speaks directly to the camera. Surrounding him on the screen are short testimonial quotes.

Jim Garner: Now we plan to ramp up commercial activity so individuals, caregivers, allergists, food manufacturers, drug developers, and regulators can leverage the information Allergenis provides to improve the safety of food-related decisions and develop more effective treatments for food allergy patients.

On-Screen Titles:

Visual Description: Stock footage of food development labs and allergists at work, followed by Jim speaking directly to the camera to close out the video.

On-Screen Titles: Invest in Allergenis on Startengine

Visual Description: Fade to the Allergenis logo and contact information.

Testimonial Video

When Ray was first born I thought Something was a little off. And then at a year, I gave her a scrambled egg and her lips swelled, and I immediately gave her Benadryl And she was OK after that but I was like OK let’s go to the going on and she came back positive for almost every food. It was a nut-free camp, so I was only worried about the eggs and.

At my old school, I used to sit at like they know that table and no one would wanna sit with me because other friends had like peanut butter and jelly, so I was sitting alone for like a while. Food Allergy moms unfortunately get a bad rap because they’re usually little extra. I didn’t

realize how true that is wouldn’t put my worst enemy through this.

If I found out that I’m not allergic to peanuts. I’d love to go to Chick-fil-A. I’ve just heard about the new AllerGenis test. I would love to hear but she’s not really that allergic to peanuts and then she’s gonna be OK.

Your test just came back and it says you’re likely not allergic to peanuts. Raya what do you think? I'm not Allergic to Peanuts.

I’m in I’m actually really an in shock but I’m so happy. Peanuts are just one part of the puzzle for us. It's not everything but its huge. Oh yea, now I can have the nut candies now. Now we don't have to worry about taking like everything away that may contain peanuts.

I think I’m gonna try a peanut butter and jelly sandwich. You are? Ok?

At least if your sister wants a peanut butter and jelly sandwich you can be around her. And I can have nutella, no different nut.

Congratulations once again, this is quite good news for your daughter and your family.

Yea I'll say!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "ALLERGENIS, INC." FILED IN THIS OFFICE ON THE TENTH DAY OF APRIL, A.D. 2023, AT 8:09 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1847

6539689 8100V
SR# 20231356680

Authentication: 203103466
Date: 04-10-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:09 AM 04/10/2023
FILED 08:09 AM 04/10/2023
SR 20231356680 - File Number 6539689

CERTIFICATE OF INCORPORATION OF ALLERGENIS, INC.

ARTICLE I

The name of the Corporation is AllerGenis, Inc. (the "**Corporation**").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Dr., in the City of Wilmington, County of New Castle, 19808, and its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as the same exists or as may be amended from time to time (the "**DGCL**").

ARTICLE IV

The total number of shares of capital stock which the Corporation shall have authority to issue is 30,000,000, of which (i) 13,000,000 shares shall be a class designated as Voting Common Stock, par value $0.00001 per share (the "**Voting Common Stock**"), (ii) 16,000,000 shares shall be a class designated as Non-Voting Common Stock, par value $0.00001 per share (the "**Non-Voting Common Stock**" and together with the Voting Common Stock, the "**Common Stock**") and (iii) 1,000,000 shares shall be a class designated as Undesignated Preferred Stock, par value $0.00001 per share (the "**Undesignated Preferred Stock**").

Except as otherwise provided in any certificate of designations of any series of Undesignated Preferred Stock, the number of authorized shares of Voting Common Stock, Non-Voting Common Stock or Undesignated Preferred Stock may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL.

The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.

A. COMMON STOCK

Subject to all the rights, powers and preferences of the Undesignated Preferred Stock and except as provided by law or in this Certificate (or in any certificate of designations of any series of Undesignated Preferred Stock):

(a) the holders of the Voting Common Stock shall have the exclusive right to vote for the election of directors of the Corporation (the "**Directors**") and on all other matters requiring stockholder action, each outstanding share entitling the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote and there being no cumulative voting; provided, however, that, except as otherwise required by law, holders of Voting Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (or on any amendment to a certificate of designations of any series of Undesignated Preferred Stock) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Undesignated Preferred Stock if the holders of such affected series of Undesignated Preferred Stock are entitled to vote, either separately or together with the holders of one or more other such series, on such amendment pursuant to this Certificate (or pursuant to a certificate of designations of any series of Undesignated Preferred Stock) or pursuant to the DGCL;

(b) except as set forth herein, the holders of Non-Voting Common Stock shall possess no voting power and shall not have the right to vote upon the election of Directors or participate in any meetings of the stockholders of the Corporation or to receive notice thereof;

(c) dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends, but only when and as declared by the Board of Directors or any authorized committee thereof; and

(d) Except as otherwise expressly provided herein or required by applicable law, shares of Voting Common Stock and Non-Voting Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation:

(1) Shares of Voting Common Stock and Non-Voting Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash, property or shares of the Corporation's capital stock, or any distribution following or in connection with any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary (a "**Distribution**") paid or distributed by the Corporation, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Voting Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Non-Voting Common Stock, each voting separately as a class; *provided, however,* that in the event a Distribution is paid in the form of Voting Common Stock or Non-Voting Common Stock (or rights to acquire such stock), then holders of Voting Common Stock shall receive Voting Common Stock (or rights to acquire such stock, as the case may be) and holders of Non-Voting Common Stock shall receive Non-Voting Common Stock (or rights to acquire such stock, as the case may be).

(2) If the Corporation in any manner subdivides or combines the outstanding shares of Voting Common Stock or Non-Voting Common Stock, the

outstanding shares of the other such class will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Voting Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Non-Voting Common Stock, each voting separately as a class.

(3) In connection with any Change of Control Transaction, shares of Voting Common Stock and Non-Voting Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders of the Corporation, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Voting Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Non-Voting Common Stock, each voting separately as a class. Any merger or consolidation of the Corporation with or into any other entity, which is not a Change of Control Transaction, shall require approval by the affirmative vote of the holders of a majority of the outstanding shares of Voting Common Stock, unless (i) the shares of Voting Common Stock and Non-Voting Common Stock remain outstanding and no other consideration is received in respect thereof or (ii) such shares are converted on a pro rata basis into shares of the surviving or parent entity in such transaction having identical rights to the shares of Voting Common Stock and Non-Voting Common Stock, respectively. "**Change of Control Transaction**" means (i) the sale, lease, exclusive license, exchange, or other disposition (other than liens and encumbrances created in the ordinary course of business, including liens or encumbrances to secure indebtedness for borrowed money that are approved by the Corporation's Board of Directors, so long as no foreclosure occurs in respect of any such lien or encumbrance) of all or substantially all of the Corporation's property and assets (which shall for such purpose include the property and assets of any direct or indirect subsidiary of the Corporation), *provided that* any sale, lease, exclusive license, exchange or other disposition of property or assets exclusively between or among the Corporation and any direct or indirect subsidiary or subsidiaries of the Corporation shall not be deemed a "Change of Control Transaction"; (ii) the merger, consolidation, business combination, or other similar transaction of the Corporation with any other entity, other than a merger, consolidation, business combination, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation *and* more than fifty percent (50%) of the total number of outstanding shares of the Corporation's capital stock, in each case as outstanding immediately after such merger, consolidation, business combination, or other similar transaction, and the stockholders of the Corporation immediately prior to the merger, consolidation, business combination, or other similar transaction own voting securities of the Corporation, the surviving entity or its parent immediately following the merger, consolidation, business combination, or other similar transaction in substantially the same proportions (vis a vis each other) as such stockholders owned the voting securities of the Corporation immediately prior to the

transaction; (iii) a recapitalization, liquidation, dissolution, or other similar transaction involving the Corporation, other than a recapitalization, liquidation, dissolution, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation *and* more than fifty percent (50%) of the total number of outstanding shares of the Corporation's capital stock, in each case as outstanding immediately after such recapitalization, liquidation, dissolution or other similar transaction, and the stockholders of the Corporation immediately prior to the recapitalization, liquidation, dissolution or other similar transaction own voting securities of the Corporation, the surviving entity or its parent immediately following the recapitalization, liquidation, dissolution or other similar transaction in substantially the same proportions (vis a vis each other) as such stockholders owned the voting securities of the Corporation immediately prior to the transaction; and (iv) any Change of Control Share Issuance. "**Change of Control Share Issuance**" means the issuance by the Corporation, in a transaction or series of related transactions, of voting securities representing more than two percent (2%) of the total voting power (assuming Voting Common Stock has one (1) vote per share) of the Corporation before such issuance to any person or persons acting as a group as contemplated in Rule 13d-5(b) under the Exchange Act (or any successor provision) that immediately prior to such transaction or series of related transactions held fifty percent (50%) or less of the total voting power of the Corporation (assuming Voting Common Stock has one (1) vote per share), such that, immediately following such transaction or series of related transactions, such person or group of persons would hold more than fifty percent (50%) of the total voting power of the Corporation (assuming Voting Common Stock has one (1) vote per share).

B. UNDESIGNATED PREFERRED STOCK

The Board of Directors or any authorized committee thereof is expressly authorized, to the fullest extent permitted by law, to provide by resolution or resolutions for, out of the unissued shares of Undesignated Preferred Stock, the issuance of the shares of Undesignated Preferred Stock in one or more series of such stock, and by filing a certificate of designations pursuant to applicable law of the State of Delaware, to establish or change from time to time the number of shares of each such series, and to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof.

ARTICLE V

The name and mailing address of the incorporator are as follows:

Ryan Johnson
c/o Goodwin Procter LLP
New York Times Building
620 Eighth Avenue
New York, NY 10018-1405

ARTICLE VI

1. Action without Meeting. Any action required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with Section 228(d)(1) of the DGCL.

2. Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board of Directors acting pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office, and special meetings of stockholders may not be called by any other person or persons. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation.

3. Meetings. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VII

1. General. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided herein or required by law. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws.

2. Number of Directors; Term of Office. The number of Directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. Directors shall hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal. Whenever, pursuant to the provisions of Article IV of this Certificate, the holders of any one or more series of Undesignated Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect Directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate and any certificate of designations applicable to such series.

3. Vacancies. Subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock to elect Directors and to fill vacancies in the Board of Directors relating thereto, any and all vacancies in the Board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the Board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the

affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board of Directors, and not by the stockholders. Any Director appointed in accordance with the preceding sentence shall hold office until such Director's successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal. No decrease in the number of Directors shall shorten the term of any incumbent Director. In the event of a vacancy in the Board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full Board of Directors until the vacancy is filled.

ARTICLE VIII

1. Directors. To the fullest extent permitted by the DGCL, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a Director, except for liability (a) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the Director derived an improper personal benefit. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

2. Officers. To the fullest extent permitted by the DGCL, an Officer (as defined below) of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as an officer of the Corporation, except for liability (a) for any breach of the Officer's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any transaction from which the Officer derived an improper personal benefit, or (d) arising from any claim brought by or in the right of the Corporation. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Officers, then the liability of an Officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. For purposes of this Article VIII, "Officer" shall mean an individual who has been duly appointed as an officer of the Corporation and who, at the time of an act or omission as to which liability is asserted, is deemed to have consented to service of process to the registered agent of the Corporation as contemplated by 10 Del. C. § 3114(b).

3. Amendment or Modification. Any amendment, repeal or modification of this Article VIII by either of (i) the stockholders of the Corporation or (ii) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a Director or Officer, as applicable, at the time of such amendment, repeal or modification.

ARTICLE IX

1. Amendment by Directors. Except as otherwise provided by law, the Bylaws of the Corporation may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the Directors then in office.

2. Amendment by Stockholders. Except as otherwise provided therein, the Bylaws of the Corporation may be amended or repealed at any annual meeting of stockholders, or special meeting of stockholders called for such purpose, by the affirmative vote of holders of not less than two-thirds (2/3) of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of a majority of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.

ARTICLE X

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Voting Common Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article X will only be prospective and will not affect the rights under this Article X in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

ARTICLE XI

The Corporation reserves the right to amend or repeal this Certificate in the manner now or hereafter prescribed by statute and this Certificate, and all rights conferred upon stockholders herein are granted subject to this reservation. Except as otherwise required by this Certificate or by law, whenever any vote of the holders of capital stock of the Corporation is required to amend or repeal any provision of this Certificate, such amendment or repeal shall require the affirmative vote of the majority of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of the majority of the voting power of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose.

[*Remainder of Page Intentionally Left Blank*]

I, the undersigned, as the sole incorporator of the Corporation, have signed this Certificate of Incorporation on April 10, 2023.

DocuSigned by:
Ryan Johnson
E9A589DE4B82446...

Ryan Johnson, Incorporator

Exhibit G - Testing the Waters Materials


allergenis
help us revolutionize allergy care.
More details are coming soon, and we can't wait to share.
Are you ready to help allergy patients #enjoylifeintheknow?
Sign up to be the first to know about new investment opportunities with Allergenis.
learn more
LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICIATION OF INTEREST INVOLVED NO OBLIGATION OR COMMITMENT OF ANY KIND. 'RESERVING' SECURITIES IS SIMPLY AN INDICIATION OF INTEREST.

We are excited to let you know that we will have a new investment opportunity coming soon at Allergenis. For our loyal investors, "Friends & Family", there will be significant perks and incentives for early and meaningful investments. If you would like us to contact you as soon as the investment is available, please email me or complete this form **by the end of the day today.**

In the meantime, please view the attached document which gives you an overview of Allergenis, the tests we have in our pipeline, and how we are different than any other testing currently available on the market.

Any questions, please don't hesitate to reach out.

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICIATION OF INTEREST INVOLVED NO OBLIGATION OR COMMITMENT OF ANY KIND. 'RESERVING' SECURITIES IS SIMPLY AN INDICIATION OF INTEREST.

We are excited to let you know that we will have a new investment opportunity coming soon at Allergenis. For our loyal investors, "Friends & Family", there will be significant perks and incentives for early and meaningful investments. If you would like us to contact you as soon as the investment is available, please email me or complete this form **by the end of the day today.**

In the meantime, please view the attached document which gives you an overview of Allergenis, the tests we have in our pipeline, and how we are different than any other testing currently available on the market.

Any questions, please don't hesitate to reach out.

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICIATION OF INTEREST INVOLVED NO OBLIGATION OR COMMITMENT OF ANY KIND. 'RESERVING' SECURITIES IS SIMPLY AN INDICIATION OF INTEREST.

We are nearing the launch of our previously announced crowdfunding campaign via StartEngine and expect to go live with that effort in the coming days. We wanted to give you a head's up to be on the lookout for the official launch email once we go live on StartEngine.
As an existing investor and support of the company, there will be specific details applicable to you. We will provide additional details as soon as we are able (i.e., as soon as we go live).

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICIATION OF INTEREST INVOLVED NO OBLIGATION OR COMMITMENT OF ANY KIND. 'RESERVING' SECURITIES IS SIMPLY AN INDICIATION OF INTEREST.

Help us revolutionize allergy care.

More details are coming soon, and we can't wait to share. Are you ready to help allergy patients #enjoylifeintheknow?

Sign up to be the first to know about new investment opportunities with Allergenis.

LEARN MORE

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICIATION OF INTEREST INVOLVED NO OBLIGATION OR COMMITMENT OF ANY KIND. 'RESERVING' SECURITIES IS SIMPLY AN INDICIATION OF INTEREST.

allergenis

help us revolutionize allergy care.

More details are coming soon, and we can't wait to share. Are you ready to help allergy patients #enjoylifeintheknow?

Sign up to be the first to know about new investment opportunities with Allergenis.

learn more

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICIATION OF INTEREST INVOLVED NO OBLIGATION OR COMMITMENT OF ANY KIND. 'RESERVING' SECURITIES IS SIMPLY AN INDICIATION OF INTEREST.




allergenis®
help us revolutionize allergy care.
More details are coming soon, and we can't wait to share. Are you ready to help allergy patients #enjoylifeintheknow?
Sign up to be the first to know about new investment opportunities with Allergenis.
learn more
LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICIATION OF INTEREST INVOLVED NO OBLIGATION OR COMMITMENT OF ANY KIND. 'RESERVING' SECURITIES IS SIMPLY AN INDICIATION OF INTEREST.

allergenis

help us revolutionize allergy care.

Sign up to be the first to know about new investment opportunities with Allergenis.

learn more

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICIATION OF INTEREST INVOLVED NO OBLIGATION OR COMMITMENT OF ANY KIND. 'RESERVING' SECURITIES IS SIMPLY AN INDICIATION OF INTEREST.

allergenis

Order About Our Test Resources

Some Exciting Announcements



Allergenis Milk Testing Update

Are your patients allergic to cow's milk? Baked milk or just raw? Our Product Development team has been hard at work to allow us to answer these questions. We will have some exciting news to share within the next few months! We are tracking to plan for the new milk test to be available at the end of this year.

Events

🏆 Baseline Epitope Profiles are Predictive of Sustained High Threshold in the POISED Trial

BEST ABSTRACT at American Academy of Allergy Asthma & Immunology 2023 Conference

Our collaborators at Mt. Sinai School of Medicine, Dr. Ashley San Eun Lee presented on using epitope profiles to predict sustained unresponsiveness of peanut OIT. Her analysis shows that epitopes are 81% predictive; other blood tests such as components or IgG4 did not perform as well as epitopes. She also won the best food allergy abstract presented!



New Investment Opportunity

Help us revolutionize allergy care with a new investment opportunity at Allergenis. More details are coming soon, and we can't wait to share. Are you ready to help allergy patients #enjoylifeintheknow?

Sign up to learn more

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE

PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVED NO OBLIGATION OR COMMITMENT OF ANY KIND. 'RESERVING' SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

In the News

- 'Very Low-Dose' Peanut Oral Immunotherapy Helps Desensitize
- In case you missed it: Watch Dr. Hugh Sampson discuss the Clinical Use and Utility of the Allergenis Reactivity Threshold

Have questions? Either respond to this email or contact us at

support@allergenis.com

Allergenis, 2801 Sterling Drive, Hatfield, PA 19440, 888.436.6339

Order About Our Test Blog

Order About Our Test Blog

Some Exciting Announcements



Allergenis Milk Testing Update

Are you allergic to cow's milk? Baked milk or just raw? Our Product Development team has been hard at work to allow us to answer these questions. We will have some exciting news to share within the next few months! We are tracking to plan for the new milk test to be available at the end of this year. Thanks again to all of you that have donated blood for our milk allergy research.



Events

Facebook Live Chat

In case you missed it:
We had live chat with Dr. Brian Schroer on the Food Allergy Treatment Talk Facebook Page, discussing the Allergenis Peanut Diagnostic and answering questions. You can watch the video on the FATT facebook page:
Watch Now

🏆 BEST ABSTRACT at American Academy of Allergy Asthma & Immunology 2023 Conference

Our collaborators at Mt. Sinai School of Medicine, Dr. Ashley San Eun Lee presented on using epitope profiles to predict sustained unresponsiveness of peanut OIT.   Her analysis shows that epitopes are 81% predictive; other blood tests such as components or IgG4 did not perform as well as epitopes. She also won the best food allergy abstract presented!



New Investment Opportunity

Help us revolutionize allergy care with a new investment opportunity at Allergenis. More details are coming soon, and we can't wait to share. Are you ready to help allergy patients #enjoylifeintheknow?

Sign up to learn more

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVED NO OBLIGATION OR COMMITMENT OF ANY KIND. 'RESERVING' SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

In the News

- 'Very Low-Dose' Peanut Oral Immunotherapy Helps Desensitize
- Redefining How Peanut Allergies are Diagnosed

Have questions? Either respond to this email or contact us at
support@allergenis.com

Allergenis, 2801 Sterling Drive, Hatfield, PA 19440, 888.436.6339